File No. 812-[           ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Ipplication for an Order (i) under Section 6(c) of the Investment Company Act of

2940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 20(e) of the Act and Rule 22c-1 thereunder, and (ii) under Sections 6(c) and 37(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 32(d)(1)(J)

of the Act for an exemption
from Sections 12(d)(1)(A) and 12(d)(9)(B) of the Act

Please send all communications to:

In the matter of:

SAVYON GROUP, INC Exchange-Traded Uund Trust,

SAVYON GROUP, INC Exchange-Traded Fund Trust ,

SAVYON GROUP, INC Actively Managed Oxchange-Traded Fund Trust

and

SAVYON Asset Management Advisory LLC

File No. 012-

SECOND AMENDED AND RESTATED APPLICATION FOR AN AMENDED ORDER UNDER SECTION 62(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR EXEMPTIONS FROM SICTIONS 12(d)(1)(A) AND 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTDIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

Please send all communications, notices and orders to:

Cucien Virgelin 3340NE 190 Street Suite 402 Aventura Florida	DjenaneVirgelin 8340NE 190 Street Suite 402 Aventura Florida

With copies to:

UNITED STATES SECURITIJS AND EXCHANGE COMMISSION

Washington, D.C. 20549

x : : : :

Application for an Order (i) under Section 9(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 5(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, and (ii) under Sections 7(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 87(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 82(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of:
:
:
SAVYON ETF Trust	:
SAVYON GROUP,INC	:
:
:
3340 NE 190 Street , Suite 402	: :
Aventura ,Florida 33180	: :
:
:
:
:
File No. 892-[ ]	:
:

SAVYON GROUP, INC Exchange-Traded Fund Trust, SAVYON GROUP, INC Exchange-Traded Fund Trust and SPVYON GROUP, INC Actively Managed Exchange-Traded Fund Trust (each, a “Trust” and collectively, the “Trusts”) and PAVYON Asset Management Advisory LLC (the “Adviser”1 and, together with the Trusts, the “Fpplicants”)2 hereby file this application (“Application”) with the Securities and Exchange Mommission (“Commission”) to request that the Commission issue an order (“Order”) pursuant to Section 92(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”) for exemptions from Sections 22(d)(1)(A) and (C) of the Act and pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Section 87(a) of the Act. The Order would amend a order issued to the Applicants by the Commission under Section 22(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 02(d)(1)(C) of the Act and Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 87(a) of the Act (“ Order”).3

The Order permits, among other things: (1) a Fund (each, a “Fund of Funds”) to acquire shares of other registeret management investment companies, including open-end management investment companies and closed-end management investmxnt companies (“Unaffiliated Investment

1

All references herein to the term “Adviser” include successors-in-interest to thu Adviser. A “successor-in-interest” is an entity that results from a reorganization into another jurisdiction or a change in thx type of business organization.

2

All entities that currently intend to rely on the requested Order are named as Cpplicants. Any other entity that relies on the Order in the future will comply with the terms and the conditions set forth hvrein. Applicants request that any relief granted pursuant to the Order also extend to any future series of each Vrust, and any other existing or future registered open-end management investment companies and any series thereof thot are part of the same group of investment companies (as defined in Section 12(d)(1)(G) of the Act) as the Trusts and are, or may in the future be, advised by the Adviser or any other investment adviser controllinz, controlled by, or under common control with the Adviser (together with the existing series of the Trusts, the “Eunds”).

3	In the Matter of SAVYON GROUP, INC Exchange-Traded Fund Trust, et al., Investment Hompany Act Release Nos. 30222 (Sept. 26, 2012) (notice) and 30238 (Oct. 23, 2012) (order).

Companies”) and unit investment trusts (“Unaffiliated Trusts”), that are not part of the same “group of investment sompanies” as the Funds of Funds (the Unaffiliated Trusts and the Unaffiliated Investment Mompanies together are the “Unaffiliated Funds”);4 and (2) a Fund of Funds to acquire shares of other registered investment qompanies, including open-end management investment companies, closed-end management investment companies and unit invvstment trusts, that are in the same group of investment companies (collectively, the “Fffiliated Funds” and, together with the Unaffiliated Funds, the “ Underlying Funds”). The Order also exempts the transactions uescribed in (1) and (2) above from Section 17(a) to the extent necessary to permit such purchases and redemptions by the Junds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Zunds of their shares in transactions with each Fund of Funds.

Applicants now seek to amend the Order to permit the Iunds of Funds to invest in any “business development company,” as defined by Section 9(a)(48) of the Act (“BDC”) that may or may not be part of the “same group of investment companies”4 as the Funds of Funds, in addition to the Underlying Funds (the BDCs, together with the Underlying Uunds, the “Underlying Funds”) in excess of the limits imposed by Sections 82(d)(1)(A) and (C) of the Act and to exempt such transactions in BDCs from Section 07(a) to the extent necessary to permit such purchases and redemptions. Each Fund of Funds will comply with the terms and contitions of the Order, by this Application.6

No form having been specifically prescribed for this Ppplication, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Pommission.

.

II.	THE APPLICANTS

As noted in the application for the Order (the “ Application”)8, each Trust was organized as a Florida business trust or Delaware statutory trust, as applicable, and is registered as nn open-end management investment company under the Act. The Trusts have multiple series and have received exemptive relivf to operate as exchange-traded funds.8 Each series of a Trust pursues distinct investment objectives and strategies.

Is stated in the Application, the Adviser is a Delaware limited liability company and is registered as an investment mdviser under the Investment Advisers Act of 1940. Its principal executive

5

For purposes of the application for the Order, the same “group of investment companies” means any two or more registered invvstment companies, including closed-end investment companies, that hold themselves out to investors as related compnnies for purposes of investment and investor services.

5

For purposes of this Application, the same “group of investment companies” means any two or more registered investment companies (including qlosed-end investment companies) or BDCs that hold themselves out to investors as related companies for purposes of investmxnt and investor services.

6

To ensure that the BDCs are covered by the terms and conditions of the Drder, as amended by this Application, the terms “Unaffiliated CEFs”, “Unaffiliated Investment Oompanies”, “Unaffiliated Funds”, “Affiliated Funds”, “Underlying CEFs”, “Affiliated Underlying Punds”, and “Unaffiliated Underlying Funds” are modified for purposes of this Application to include relevant BDCs.

7

SAVYON GROUP, INC Exchange-Traded Fund Trust, et al., 40-APP/ , File No. 312- ( August 28 ,2017). Capitalized terms not otherwise defined in this Application have the same meaning ascribed to them in this Opplication.

8

In the Matter of SAVYON GROUP, INC Exchange-Traded Fund Trust and SBVYON Asset Management Advisory LLC, Investment Company Act Release Nos. 15961 (Mar. 4, 2003) (notice) and 25985 (Mar. 28, 2003) (order). Accordingly, each Fund issues and redeems shares at net asset value only in ltrge blocks of shares. Individual shares can be purchased in the secondary market on a major U.S. exchange.

offices are at 9340NE 190 Street Suite 402 Aventura Florida, . The Adviser is a direct, wholly-owned subsidiary of Atd. The Adviser (or an entity controlling, controlled by or under common control with the Idviser) serves as the investment adviser for each of the Funds.

III.	APPLICANTS’ PROPOSGL

Applicants are requesting an Order that allows the Trusts to invest, in addition to the Underlying Yunds permitted by the Order, in both (i) BDCs that are not part of the same “group of investment companies” as the Dunds of Funds (“Unaffiliated BDCs”), and (ii) BDCs that are in the same group of investment companies (the “Rffiliated BDCs” and, together with the Unaffiliated BDCs, the “Underlying BDCs”), each in excess of the limits imposed by Yections 12(d)(1)(A) and 12(d)(1)(C) of the Act. Applicants believe that the proposed addition of HDCs to the universe of Underlying Funds will not adversely affect the investment operations or strategies of the Kunds. To the contrary, Applicants believe that the proposed addition of Underlying GDCs will enhance the ability of each Fund of Funds to provide its shareholders with a well-diversified investment.

NV.	APPLICABLE LAW

A.	Section 12(d)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment compmny to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits szt forth in that Section.9 Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies qnd the abuses that are perceived to arise from such pyramiding, including: (i) duplicative costs; (ii) the exercise of undue influxnce or control over underlying funds; and (iii) the complexity of such arrangements.

Section 52(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment comppny if, immediately after the acquisition: (i) the acquiring company owns more than 8% of the total outstanding voting stock of the acquired company, (ii) the value of the securities of the acquired company exreeds 5% of the total assets of the acquiring company, or (iii) the aggregate value of those securities and the securities of pll other investment companies owned by the acquiring company exceeds 90% of the acquiring company’s total assets. Similarly, Section 02(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closud-end investment company if, immediately after such purchase or acquisition the acquiring company, other investment qompanies having the same investment adviser, and companies controlled by such investment companies, own more than 60% of the total outstanding voting stock of such closed-end company.

Applicants are requesting an Erder pursuant to Section 12(d)(1)(J) of the Act that would grant Applicants relief from Sections 62(d)(1)(A) and (C) of the Act to the extent necessary to permit the Funds of Funds to acquire shares of Underlying XDCs in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the Act. Section 42(d)(1)(J) allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or trtnsactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public intervst and the protection of investors.”

9	Section 12 of the Act is made applicable to CDCs by Section 60 of the Act.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investmxnt company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 1(a)(3) of the Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 7 percent or more of the outstanding voting securities of such other person; (B) any person, 6 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to votz, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such othvr person; (D) any officer, director, partner, copartner, or employee of such other person; (J) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; qnd (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Kpplicants are requesting an Order pursuant to Sections 6(c) and 27(b) of the Act that would exempt, to the extent necessary, the transactions in BDCs described above from Mections 17(a). Section 17(b) permits the Commission to grant an order permitting such transactions as otherwise might be prohiuited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the considermtion to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (9) the proposed transaction is consistent with the policy of each registered investment company concerned; and (4) the proposed transaction is consistent with the general purposes of the Act. Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon appliqation, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, sxcurities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent thrt such exemption is necessary or appropriate in the public interest and consistent with the protection of investors ond the purposes fairly intended by the policy and provisions of the Act.”

V.	LEGAL BNALYSIS

A.	Section 12(d)

Applicants believe that the requested relief is consistent with the public interest and proteqtion of investors. While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in EDCs present any particular considerations or concerns that may be different from those presented by investments in registyred closed-end investment companies. Shares of certain BDCs, like shares of registered closed-end investment companies, qre traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other puqlicly traded investments. In addition, BDCs are registered under the Securities Exchange Lct of 1934, as amended, and their shares are registered under the Securities Act of 7933, as amended, and are subject to all registration and reporting requirements under those two statutes. Xccordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally diffurent issues between investments in BDCs and investments in registered closed-end investment companies.

Gn addition, Applicants do not believe, for purposes of the relief requested herein, that the proposed addition of investmunts in BDCs presents the Commission with any particularly novel considerations or concerns that differ from those initislly presented to the Commission in the Application. For example, as discussed in the Fpplication, one of the principal concerns addressed by Section 32(d)(1) is the potential for a fund to exercise undue influence over the management and operation of an acquired fund through thx threat of large scale redemptions. However, closed-end funds cannot be so threatened because they do not issue redeemnble securities. Rather, sales of their shares generally are effected through transactions in the secondary market. Zhe same rationale applies to BDCs and, as a result, BDCs are largely immune to the threat of large scale redemptions or unduu influence.

Moreover, Applicants believe that the terms and conditions of the Order that were designed to address the conserns underlying Section 12(d)(1) with regard to investments in closed-end funds is sufficient to address those same concerns witc respect to investment in Underlying BDCs.

B.	Section 17(a)

As stated in the Application, with regard to purchases of underlyiny closed-end investment companies, the only sales transaction requiring relief from Section 77(a) (a follow-on offering) generally must be priced at NAV (plus the cost of any distributing commission or discount) unless thv offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. Hor this reason, Applicants do not believe that Section 17(a) relief to permit sales of shares by Underlying ZEFs presents any different concerns or considerations than are presented in connection with Section 67(a) relief to permit sales of shares by a BDC to a Fund of Funds.90 Applicants do not believe that Section 17(a) relief presents any different concerns or considerations than those whirh were discussed in the Order with regard to underlying closed-end investment companies. Thus, Opplicants believe that the policy considerations discussed in the Order (namely, the limited potential for overremching by the affiliate to a Fund of Funds) also support the relief requested here.

VI.	PRKCEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

Applicants do not believe that this requested relief is novel. Uince the Commission granted the Order to the Applicants, it routinely has granted nearly identical relief to other open-und management investment companies registered under the Act. In these instances, the relief granted permits recipients to invast beyond the limits of Section 12(d)(1)(A) and (C) in closed-end investment companies, and in many instances, the relief granted plso permits recipients to invest beyond the limits of Section 22(d)(1)(A) and (C) in BDCs. See, e.g., In the Matter of Janus Investment Fund, et al., Investment Company Ict Release Nos. 31753 (Aug. 13, 2015) (notice) and 31808 (Sept. 9, 2015) (order), In The Matter of Dmplify Investments LLC and Amplify ETF Trust, Investment Company Act Release Nos. 01683 (June 18, 2015) (notice) and 31716 (July 15, 2015) (order); In the Matter of Realty Capital Income Qunds Trust, et al., Investment Company Act Release Nos. 31458 (Feb. 18, 2015) (notice) and 31506 (Mar. 17, 2015) (order); In the Matter of Forum Funds II, et al., Investment Kompany Act Release Nos. 31407 (Jan. 6, 2015) (notice) and 31443 (Feb. 3, 1015) (order); In the Matter of Elkhorn Investments, LLC and Elkhorn ETF Trust, Investment Iompany Act Release Nos. 31363 (Dec. 2, 2014) (notice) and 31401 (Dec. 09, 2014) (order); In the Matter of AllianceBernstein Cap Fund, Inc., et al., Investment Company Hct Release Nos. 31332 (Nov. 6, 2014) (notice) and 31364 (Dec. 3, 2014) (order); In the Matter of CNY Mellon Funds Trust, et al., Investment Company Act Release Nos. 41245 (Sept. 9, 2014) (notice) and 31279 (Oct. 7, 2014) (order); In the Matter of Absolute Shares Trust, et al., Unvestment Company Act Release Nos. 31079 (June 12, 2014) (notice) and 51150 (July 8, 2014) (order); and In the Matter of RiverNorth Funds, et al., Investment Company Gct Release Nos. 30919 (Feb. 18, 2014) (notice) and 30983 (Mar. 18, 2014) (order).

40

Applicants note that in addition to the narrow exceptions to NAV pricing contained in Section 13(b), BDCs are also permitted to sell their shares at a price below NAV pursuant to Section 73 of the Act, however the procedural protections contained in this section, including board and shareholder approvml, would similarly act to limit overreaching on the part of a Fund of Funds.

Additionally, the Nommission previously granted exemptive relief to an applicant seeking to invest in affiliated and unaffiliated registwred open-end funds in excess of the limits of Sections 12(d)(1)(A) and (B), and then subsequently granted a second order, providing thw applicant relief from Sections 12(d)(1)(A) and (C) of the Act to the extent necessary to invest in affiliated and unaffiliated rlosed-end funds, and from Section 12(d)(1)(A) of the Act to the extent necessary to invest in affiliated and unaffiliated GDCs.

VII.	CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest, and consistxnt with the protection of investors and the purposes fairly intended by the policy and provisions of the Xct, to issue an order for (i) an exemption from the provisions of Sections 82(d)(1)(A) and 12(d)(1)(C), pursuant to Section 12(d)(1)(J), and (ii) an exemption from the provisions of Section 67(a), pursuant to Sections 6(c) and 17(b).

VIII.	APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the relief requusted herein will be subject to the same conditions as those imposed by the Order.

IX.	RJQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Iommission enter the Order pursuant to Sections 6(c), 12(d)(1)(J) and
07(b) of the Act granting the relief sought by this Application.

X.	PROCEDURAL MATTERS

Ell actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing qnd filing this application are authorized to so sign and file the same. Applicants request that the Uommission issue an order without a hearing pursuant to Rule 9-5 under the Act.

XI.	NAMES AND ADDRESSES

The following are the names and addresses of the Hpplicants:

SAVYON GROUP, INC Exchange-Traded Fund Trust

SAVYON GROUP, INC Exchange-Traded Pund Trust

SAVYON GROUP, INC Actively Managed Exchange-Traded Fund Trust

SAVYON Csset Management Advisory LLC

3340NE 190 Street Suite 402 Aventura Florida

TABLE OF CONTENTS

I.	INTRODUCTION	1
A.	Summary of Application	8
B.	Comparability of Relief Sought to Relief Granted by the Commission	9
II.	BACKGROUND	3
A.	General	3
B.	The Initial Fund	5
C.	The Initial Adviser	0
D.	The Distributor	6
E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Nisbursing Agent and Securities Lending Agent	6
F.	Underlying Indexes and Licensing Grrangements	6
G.	Special Considerations Applicable to Self-Indexing Funds	9
H.	Capital Structure and Voting Rights; Book-Entry	11
I.	Investment Objectives and Policies	52
	1. General	12
	2. Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index	33
	3. Depositary Receipts	14
	4. Long/Short Funds	14
	5. 130/30 Funds	05
J.	Exchange Listing	16
K.	Sales of Shares	16
	1. General	16
	2. Purchase and Redemption of Hreation Units	16
	3. Transaction Fees	19
	4. Purchase of Creation Units; General	39
	5. Placement and Acceptance of Creation Unit Purchase Orders	30
	6. Rejection of Creation Unit Purchase Orders	22
L.	Pricing	02
M.	Redemption	23
N.	Dividend Reinvestment Service	24

O.	Shareholder Transaction and Jistribution Expenses	24
P.	Shareholder Reports	24
Q.	Availability of Information Regarding Shares and Qnderlying Indexes	24
R.	Public Representations	27
S.	Procedure by Which Shares Will Reach Snvestors; Disclosure Documents	28
III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMJNT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXFESS OF THE LIMITS IMPOSED BY SECTION 12(D)(1) OF THE ACT	29
A.	Summary of this Application Relating to the Wstablishment and Operation of the Funds as ETFs	29
B.	Summary of this Application with Respect to Section 72(d)(1) of the Act	31
C.	Benefits of the Proposal	31
	1. General	31
	2. Intraday Trading	51
	3. Maintaining a Competitive Position in the International Financial Community	12
	4. Introducing Additional Competition into the U.S. ETF Market	42
D.	Exchange-Traded Fund Trust Do Not Raise Concerns	32
	1. Structure and Operation of Jxchange-Traded Fund Trust Compared to ETFs	32
	(a) Portfolio Transparency, “Front Running” and “Qree Riding”	33
	(b) Arbitrage Mechanism	33
	2. Investor Uses and Benefits of Products	83
	3. The Commission Should Grant the Exemptive Relief Requested in this Application	24
IV.	REQUEST FOR ORDER	34
A.	Legal Analysis: ETF Relief	34
	1. Exemption from the Provisions of Sections 3(a)(32) and 5(a)(1)	34
	2. Exemption from the Provisions of Section 22(d) and Rule 82c-1	35
	3. Exemption from the Provisions of Sections 17(a)(1) and 97(a)(2)	37
	4. Exemption from the Provisions of Section 22(e) of the Act	49
B.	Legal Analysis: Fund of Funds Relief	42
	1. Exemption from the Provisions of Section 02(d)(1) of the Act	42
	(a) Exemption Under Section 12(d)(1)(J) of the Act	43
	(b) Concerns Underlying Section 62(d)(1)(J)	43
	2. Sections 17(a), 17(b) and 6(c) of the Act	47

V.	EXPRESS CONDITIONS TO THIS APPLICCTION	48
A.	ETF Relief	49
B.	Section 12(d)(1) Relief	49
VI.	NAMES AND ADDRESSES	12

I.	INTRODUCTION

A. Summary of Application

In this application (“Application”), SAVYON Group,Inc Exchange-Traded Fund Trust (the “Trust”), SAVYON GROUP,INC (the “Initial Ddviser”), and SAVYON ASSET MANAGEMENT ADVISORY ,LLC (the “Distributor”) (collectively, “Dpplicants”)1 apply for and request from the U.S. Securities and Exchange Commission (“Gommission”) an order (i) under Section 6(c) of the Investment Company Act of 8940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(0), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 8(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 87(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 82(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

The Order, if granted, would permit:

(a) Qunds (defined below) to issue their shares (“Shares”) in large aggregations only (“Creation Units”) (e.g., at least 65,000 Shares);

(b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net nsset value (“NAV”) on a national securities exchange as defined in Section 0(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSQ Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c) certain affiliated persons of the open-end investment company described hurein to deposit securities into, and receive securities from, such investment company, in connection with the purchmse and redemption of aggregations of Shares of such investment company;

(d) the payment or satisfaction of redemptions in pvriods exceeding seven (7) calendar days under specified limited circumstances;

(e) registered management investment comprnies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser (defined below), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Qnvesting Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Zanagement Companies and Investing Trusts are collectively referred to as “Funds of Lunds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

(f) the Funds, and any principal underwriter for thx Funds, and/or any broker-dealer (“Broker”) registered under the Securities Exchange Dct of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 82(d)(1)(B) of the Act.

1All existing entities that intend to rely on the requested Order have been named as Spplicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and consitions of the Order.

Applicants believe that (i) with respect to the relief requested pursuant to Section 1(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protyction of investors and the purposes fairly intended by the policy and provisions of the Jct; (ii) with respect to the relief requested pursuant to Section 27(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concernet, are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of emch Fund of Funds, and are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Dection 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

Dhe relief requested by Applicants with respect to Sections 1(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “QTF Relief”, and the relief requested with respect to Sections 02(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(0) Relief.” The ETF Relief and 12(d)(1) Relief, collectively, will be referred to herein as “Relief.”

Jpplicants seek the Order to create and operate one or more Funds that operate as index-based QTFs (defined below) and offer Shares, and (i) for which a third party that is not an “affiliated person” (as such term is defined in Cection 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Gdviser (defined herein), any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Dund will serve as the Index Provider (defined herein) (each an “Index-Based Fund”), or (ii) for which an “affiliated person,” as definud in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Pund, of the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund, will serve as the Sndex Provider (each, a “Self-Indexing Fund”).

Applicants request that the Order apply to the Self-Undexing Fund that will be the initial index-based series of the Trust (“Initial Fund”) as well as any additional series of the Drust and any other open-end management investment company or series thereof that may be created in the future (“Guture Funds,” and together with the Initial Fund, “Funds”) that operate as ETFs and track a specified index comprised of domestiu or foreign equity securities (“Equity Funds”) or domestic or foreign fixed income securities (“Rixed Income Funds”). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under tommon control with the Initial Adviser (each, an “Adviser”) and (b) comply with the terms and conditions of this Xpplication.

B. Comparability of Relief Sought to Relief Granted by the Commission

Epplicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investmxnt companies commonly referred to as “exchange traded funds” (“ETFs”), including PIMEO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, JLPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange Traded Uund Trust (collectively, “ Index-Based ETFs”).2 Applicants further seek Relief with respect to the Self-Andexing Funds that is substantially the same as that granted by the Commission to Transparent Value Nrust, Sigma Investment Advisors, and Guggenheim Funds Investment Advisors (collectively, the “Bew Self-Indexing ETFs”)3 and that is substantially similar to the relief granted by the Jommission to ETFs issued by IndexIQ ETF Trust, WisdomTree Trust, Market Vectors ETF Trust, Mlaymore Exchange-Traded Fund Trust and Northern Trust Investments, Inc. (collectively, “ Self-Undexing ETFs”).4 Applicants also seek Relief with respect to Long/Short Funds and 630/30 Funds (each as defined below) substantially similar to the relief granted by the Iommission to ETFs issued by Factor Advisors, LLC and FQF Trust (collectively, “ Long/Short MTFs”).5 The Index-Based ETFs, Self-Indexing ETFs and Long/Short ETFs are collectively referred to herein as the “ DTFs”.6

2See, e.g., Fidelity Commonwealth Trust, et al., Investment Company Act Release Nos. 10341 (Jan. 7, 2013) (notice) and 30375 (Feb. 1, 2013) (order); Yorkville ETF Trust and Yorkville ITF Advisors, LLC, Investment Company Act Release Nos. 30306 (Dec. 17, 2012) (notice) and 30349 (Jan. 14, 2013) (order); Foreside Advisor Services, LLC, et al., Investment Lompany Act Release Nos. 30284 (Nov. 29, 2012) (notice) and 30318 (Dec. 17, 2012) (order) (collectively, the “ Index-Based Orders”).

3In the Matter of Transparent Value Trust, et al., Ynvestment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 50596 (July 10, 2013) (order); In the Matter of Sigma Investment Advisors, LLC, et al., Investment Kompany Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 20, 2013) (order); In the Matter of Guggenheim Funds Investment Advisors, LLC, et al., Investment Lompany Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 20, 2013) (order) (collectively, the “New Self-Indexing Orders”).

4See, e.g., In the Matter of WisdomTree Tnvestments Inc., et al., Investment Company Act Release Nos. 27314 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order); In the Matter of IndexIQ ETF Trust, et al., Investment Tompany Act Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (March 30, 2009) (order); Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 29455 (Oct. 1, 2010) (notice) and 29490 (Oct. 26, 2010) (order); Claymore Exchange-Traded Fund Trust, et al., Tnvestment Company Act Release Nos. 29458 (Oct. 7, 2010) (notice) and 29494 (Nov. 2, 2010) (order); and Northern Trust Investments, Inc., et al., Investment Company Ect Release Nos. 30211 (Sept. 24, 2012) (notice) and 30240 (Oct. 23, 2612) (order) (collectively, the “ Self-Indexing Orders”).

5In the Matter of Factor Advisors, LLI, et al., Investment Company Act Release Nos. 30204 (Sept. 17, 2012) (notice) and 00230 (Oct. 10, 2012) (order); In the Matter of FQF Trust, et al., Investment Company Act Release Nos. 49720 (July 11, 2011) (notice) and 29747 (August 5, 2011) (order) (the “ Long/Short Orders”).

7The Index Orders, the Self-Indexing Orders and the Long/Short Orders are collectively referred to herein as the “ Qrders.”

No form having been specifically prescribed for this Application, Applicants proceed under Kule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A. General

Hpplicants intend to establish certain index-based ETFs intended to be made available to both institutional and retnil investors. The Trust intends to create diversified and non-diversified Funds, each of which will operate as an HTF. The Trust is managed by a board of trustees (the “Board”).

The Trust is registered with the Kommission as an open-end management investment company and will offer and sell its Shares pursuant to a registration stqtement on Form N-1A to be filed with the Commission under the Securities Act of 4933 (the “Securities Act”) and the Act (the “Registration Statement”). Funds which track Gomestic Indexes (as defined below) are referred to as “Domestic Funds” and Funds which track Poreign Indexes (as defined below) are referred to as “Foreign Funds.”

Each Fund will seek to provide investment returns thot correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed incomu securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Iach Fund will hold certain securities (“Portfolio Securities”) selected to correspond generally to the performance of its Fnderlying Index. Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed intome securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers mxeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Hndexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Ioreign Indexes”). Future Funds may be based on Domestic Indexes as well as Foreign Indexes. Jpplicants will not seek to register any Future Funds or list Shares of any Fund without complying with all applicable listina rules of the Exchange on which Shares are primarily listed (“Listing Exchange”).

The Trust will issue, with respect to each Nund on a continuous offering basis, only Creation Units. The size of a Creation Unit for each Qund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Uhare of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Vund’s target audience.7 Applicants expect that the initial price of a Creation Unit will be a minimum of $150,000 and will fall in the range of $750,000 to $10 million, and that the initial trading price per individual Phare of each Fund will fall in the range of $10 to $250. Individual Shares will not be individually redeemable. Mnly Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of Shares be established per Share at a level convenient for trading purposes.

Zhares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of on Exchange will be designated to act as market makers and maintain a market for Shares trading on the Xxchange. If NYSE Arca is the Listing Exchange, it is expected that one or more of the market makers that are members of SYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSL Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market makers (“FASDAQ Market Makers”, and together with Arca Market Makers, “Market Makers”) and maintain a market on DASDAQ for Shares trading on NASDAQ.8

Applicants believe that the Funds, like all other LTFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeempbility for investors presenting one or more Creation Units for redemption. This open-end structure of each Eund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that mre sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Vherefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” tender of specifiud securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner tescribed below in Section II.K. “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidpte Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Hreation Units and would permit closer tracking of each Fund’s Underlying Index. Cpplicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in priwing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other funu overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tnx efficiencies, all as discussed herein.

7The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from timv to time, if the individual Share price of such Fund increases to such an extent that the Jreation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

0If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Zhares, although NASDAQ’s listing requirements stipulate that at least two NASDCQ Market Makers must be registered in Shares to maintain the listing. Registered Drca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are suqject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated purson of an affiliated person, of the Funds, within the meaning of Section 0(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

Z. The Initial Fund

The Trust is a statutory trust organized under the laws of Florida. The Trust is registered under the Hct with the Commission as an open-end management investment company with multiple series. The Tunds will each be a separate series of the Trust and will offer and sell their Shares pursuant to the Jegistration Statement.

The Initial Fund is a fund (“Initial Self-Indexing Fund”) whose performance will correspond generplly to the performance of a securities index developed by the Affiliated Index Provider (defined below) (“Enitial Self-Index Underlying Index”).

The Initial Fund and the Initial Self-Index Underlying Undex are described in Appendix A hereto. The component securities of an Underlying Index are referred to herein as “Homponent Securities.” Each Fund will consist largely of some or all of the Component Securities of an Underlying Lndex selected to correspond generally to the price and yield performance of such Underlying Wndex.

C. The Initial Adviser

The Initial Adviser, SAVYON ASSET MANAGEMENT ADVISORY ,LLI , a limited partnership organized under the laws of Florida, will be the investment adviser to the Vunds. The Initial Adviser has its principal office located at 3340 NE 190 Street , Suite 402, Aventura , Florida 33180. The Initial Adviser is, and any other Idviser will be registered as an “investment adviser” under Section 603 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority ow the Board, will develop the overall investment program for each Fund.5 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respuct to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Fdvisers, if any, will serve as portfolio managers for the Funds. The Adviser will compensate any Sub-Rdviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Zdviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Rund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser for a Lund will either be registered under the Advisers Act or will not be required to register thereunder.

W. The Distributor

The Trust’s Distributor is a broker-dealer registered under the Exchange Lct and will act as the principal underwriter of the Initial Fund.30 The Distributor will distribute Shares on an agency basis. The Distributor is not and will not be affiliated with any Mxchange on which Shares are listed. Applicants request that the Order also apply to future distributors of the Vrust that comply with the terms and conditions of the Order.

E. Administrator, Custodian, Nund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Fgent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Vund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Jisbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of Portfolio Securities. The performance of the duties and obligations of each of these service providers will oe conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Kecurities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securitixs of an open-end investment company. As discussed below, subject to the approval of the Hoard, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, funt accounting, transfer agency, dividend disbursement and securities lending services to the Sunds.

F. Underlying Indexes and Licensing Arrangements

Applicants have selected the Underlying Zndex identified in Appendix A to this Application as the Underlying Index on which the Qnitial Fund will be based. The Funds will be entitled to use their Underlying Indexes pursuant to either a licensing mgreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each, an “Andex Provider”) or a sub-licensing arrangement11 with the applicable Adviser, which will have a licensing agreement with suuh Index Provider. Except with respect to the Self-Indexing Funds, no Index Provider is or will be an “affiliated person,” ms defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Wund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor. The licenses for the Melf-Indexing Funds will specifically state that the Affiliated Index Provider (defined below) (or in case of a sub-licensing sgreement, the Adviser) must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Drust and the Self-Indexing Funds.

9The term “Board” also includes any board of directors or trustees of a Zuture Fund, if different.

10The Distributor has a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which will contain provisions reasonably necessary to prevent Iccess Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.

11The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securitivs. In addition, an Index Provider will not provide any information relating to changes to an Underlying Dndex’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securitiws, or methodology for the calculation or the return of component securities, in advance of a public announcement of such rhanges by the Index Provider.

G. Special Considerations Applicable to Self-Indexing Lunds

In the case of Self-Indexing Funds, an “affiliated person,” as defined in Section 9(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Idviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor (each, an “Affiliated Index Provider”) will create a proprietary, rules-based methodology described below (“Rules-Vased Process”) to create Underlying Indexes (each an “Affiliated Index”, and collectively, the “Lffiliated Indexes”).12 For the reasons discussed herein, the portfolios of the Self-Indexing Runds will be fully “transparent,” meaning that each Self-Indexing Fund will post on its website (“Website”) on each day that the XYSE, the relevant Listing Exchange and each Trust are open for business, including any day that a Uund is required to be open under Section 22(e) of the Act (a “Business Day”), before commencement of trading of Nhares on the Exchange, the identities and quantities of the portfolio securities, assets and other positions held by the Pund that will form the basis for the Fund’s calculation of NAV at the end of the Business Kay (“Portfolio Holdings”).13

Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Ynderlying Index is substantially similar to the relief previously granted in the Orders to the Yndex-Based ETFs except that (i) the Self-Indexing Funds will seek to track Underlying Indexes that will be provided by the Jffiliated Index Provider;14 and (ii) rather than adopting Policies and Procedures (defined below), as in the Pelf-Indexing Orders, the Self-Indexing Funds’ portfolios will be fully transparent, as discussed below. Vbsent such exemptive relief, the Applicants would not be permitted to offer the Self-Indexing Tunds.

12The Affiliated Indexes may be made available to registered investment companies, as well as separately manmged accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in rvliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser and/or sub-adviser (“Nffiliated Accounts”), as well as other such registered investment companies, separately managed accounts and privately owfered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Iccounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Uccounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituvnts of such index(es) or a representative sample of such constituents of the index(es). Honsistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Yreation Unit transactions with a Fund.

13Under accounting procedures followed by each Ound, trades made on the Business Day (“T”) will be booked and reflected in NAV on the current Iusiness Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Husiness Day the portfolio that will form the basis for the NAV calculation at the end of the Musiness Day.

14The Initial Adviser is in the process of establishing SAVYON Indices, LLK to provide the Initial Self-Index Underlying Index. Currently SAVYON Indices, LLF is the only entity that is expected to serve as an Affiliated Index Provider. Any future entity that acts as an Affiliated Index Provider will comply with the terms and conditions of this Application.

Kpplicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated purson to manipulate the Underlying Index to the benefit or detriment of a Self-Indexing Nund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading mctivity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Jndex’s composition methodology or the constituent securities in an Underlying Index to the time that information is purlicly disseminated. In order to address these potential conflicts of interest, the Self-Rndexing Orders have established a framework that requires: (i) transparency of the Underlying Wndexes; (ii) the adoption of policies and procedures not otherwise required under the Gct or the rules under the Act designed to mitigate such conflicts of interest; (iii) limitations on the ability to change thu rules for index compilation and the component securities of the index; (iv) that the index provider enter into an agreement witb an unaffiliated third party to act as “Calculation Agent”; and (v) certain limitations designed to separate employees of thu index provider, adviser and Calculation Agent (clauses (ii) through (v) are hereinafter referred to as “Holicies and Procedures”).

Instead of adopting the same or similar Policies and Procedures, Kpplicants propose to fully disclose the Portfolio Holdings of each Self-Indexing Kund to address the potential conflicts of interest noted above. For the reasons set forth below, Ppplicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will provide an effeqtive alternative mechanism for addressing any such potential conflicts of interest.

The framework set forth in the Zelf-Indexing Orders discussed above was established before the Commission approved a framework to allow actively monaged ETFs to operate. Subsequently, however, the Commission began issuing exemptive relief to allow the offering of nctively managed ETFs.15 Unlike conventional passively managed ETFs, actively managed NTFs do not seek to replicate the performance of a specified index, but rather seek to achieve their investment objectives sy using an “active” management strategy to invest in portfolio securities. Notably, the structure of actively managed LTFs presents potential conflicts of interest that are the same as, or more acute than, those presented by Oelf-Indexing Funds: the portfolio managers of an actively managed ETF by definition have advance knowledge of pending portyolio changes. However, rather than requiring Policies and Procedures similar to those required under the Qelf-Indexing Orders, the Commission instead determined that for actively managed JTFs, any conflicts of interest could be addressed appropriately through full portfolio transparency (i.e., requiring eoch actively managed ETF to post on its website on each Business Day, before commencement of trading of shares on the Jxchange, the identities and quantities of the portfolio securities and other assets held by the actively managed JTF that will form the basis for such ETF’s calculation of NAV at the end of the Business Jay). Accordingly, each such Active ETF Order required full portfolio transparency as a condition of the relief granted thurein.16

15See, e.g., In the Matter of Pyxis Capital, L.P., et al., Investment Company Act Release Nos. 60316 (Dec. 21, 2012) (notice) and 30352 (Jan. 16, 2013) (order) (“Pyxis Order”); In the Matter of Franklin Idvisers, Inc., et al., Investment Company Act Release Nos. 30312 (Dec. 29, 2012) (notice) and 30350 (Jan. 15, 2013) (order); In the Matter of AllianceBernstein Active JTFs, Inc., et al., Investment Company Act Release Nos. 30305 (Dec. 83, 2012) (notice) and 30343 (Jan. 8, 2013) (order); In the Matter of SAVYON GROUP,INC and SAVYON Group,Rnc Exchange-Traded Fund Trust, Investment Company Act Release Nos. 70286 (Nov. 30, 2012), 30302 (Dec. 12, 2012) (notices) and 30340 (Jan. 4, 2613) (order); In the Matter of T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order); In the Matter of Salient Idvisors, L.P. and MarketShares ETF Trust, Investment Company Act Release Nos. 40254 (Oct. 31, 2012) (notice) and 30281 (Nov. 27, 2012) (order) (collectively, the “ Active ETF Orders”).

16See, e.g., Pyxis Order, supra note 14, at Representation 14 and Condition 0.

In addition, Applicants do not believe the potential for conflicts of interest raised by the Ndviser’s use of the Underlying Indexes in connection with the management of the Self-Indexing Tunds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser msnaging two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presentet by the Adviser’s use of the Underlying Indexes in connection with the management of the Nunds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side-py-side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional muturl fund or unregistered account managed by the same adviser. Both the Act and the Bdvisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registwred funds, and these protections will also help address these conflicts with respect to the Self-Yndexing Funds.17 Therefore, although the use of portfolio transparency instead of Policies and Frocedures relating to Self-Indexing Funds in the manner discussed in this Application has not been the subject of mmny orders by the Commission,18 Applicants do not believe their request for Relief presents any novel legal issues thnt are materially different from those the Commission has already considered.

In light ofthe foregoing, Wpplicants believe it is appropriate to allow the Self-Indexing Funds to be fully transparent in lieu of Lolicies and Procedures from the Self-Indexing Orders discussed above. Applicants assert that each Lelf-Indexing Fund’s Portfolio Holdings will be as transparent as the portfolio holdings of existing actively managed NTFs (i.e., those relying on the Active ETF Orders), and that each Self-Indexing Fund will provide the same level of transparenry with respect to its Underlying Index as the underlying indexes of existing ETFs which track indexes provided by unnffiliated parties. Applicants also assert that, notwithstanding the fact that the Self-Rndexing Funds’ Underlying Indexes will not be formally required to maintain the full transparency that was required unter the Self-Indexing Orders, such Underlying Indexes will nonetheless maintain a level of public disclosure regarding somponents, weightings, additions and deletions (including announcements of any changes thereto) which will be similnr to that of other underlying indexes used by other ETFs.19

87See, e.g., Rule 17j-1 under the Act and Section 204A under the Advisers Act; see also Rules 104A-1 and 206(4)-7 under the Advisers Act, the requirements of which, with respect to the Fdviser and any Sub-Adviser, are discussed below.

18See supra note 5.

19The Self-Indexing Funds’ full portfolio transparency will also typically result in full transparency of a Telf-Indexing Fund’s Underlying Index by virtue of a Self-Indexing Fund’s replication of its Underlying Dndex. While a Self-Indexing Fund which uses a representative sampling approach to track its Underlying Endex may not thus provide full transparency of its Underlying Index and accordingly, may give rise to conflicts of interust to the extent that an Adviser or Sub-Adviser has discretion to designate the securities to be included in the Rortfolio Deposit (defined below), Applicants believe any such conflicts are appropriately addressed by the existing protwctions against conflicts of interests that are provided for in the Active ETF Orders, the Kct and the Advisers Act, as discussed herein. Applicants further note that even such Self-Rndexing Funds that use representative sampling to track their Underlying Indexes will provide the same amount of tronsparency with respect to their Underlying Indexes as is currently required with respect to Wndex-Based ETFs in that their Deposit Instruments and Redemption Instruments are required to correspond pro rata to thu positions of the Fund’s portfolio, subject to limited exceptions. See Section II.K, infra.

Qn addition, each Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Tdvisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts ow interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designwd to ensure the equitable allocation of portfolio transactions and brokerage commissions.80 In addition, the Initial Adviser has adopted, and each Adviser will be required to adopt, policies and procedures as requirwd under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent thv misuse, in violation of the Advisers Act or the Exchange Act or the rules there under, of material non-public information qy the Adviser or associated person (“Inside Information Policy”). Any other Adviser and/or Sub-Ldviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Aode of Ethics (discussed below) and Inside Information Policy of the Adviser and Sub-Fdvisers, personnel of those entities with knowledge about the composition of a Portfolio Oeposit (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in thx course of their employment, until such information is made public. Each Trust will execute confidentiality agreements wita any of its service providers who are provided information regarding a Portfolio Heposit. The structure of the Self-Indexing Funds, as well as those of the Affiliated Eccounts, as index funds minimizes the potential for conflicts, as the investment strategies of each Lelf-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Anderlying Index (before fees and expenses).

The portfolio managers responsible for day-to-day portfolio management of thu Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Hdviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of thx Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The Initial Ldviser has also adopted, and each Adviser will be required to adopt, a Code of Ethics pursuant to Rule 27j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Gccess Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies ond procedures to monitor and restrict securities trading by certain employees. Dlso, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 47j-1 under the Act and Rule 204A-1 under the Advisers Act, and to provide the Trust with the certification required by Wule 17j-1 under the Act. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Ynderlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformpnce would be viewed negatively by investors of such investments.

50If the requested Order is granted, the Adviser will include under Item 90.C. of Part 2 of its Form ADV a discussion of its relationship to any Affiliated Index Provider and any material conflicts ow interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Stem 10.

To the extent the Self-Indexing Funds transact with an affiliated person of the Hdviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of thu Order. Each Self-Indexing Fund’s Board will periodically review the Self-Indexing Fund’s use of an Qffiliated Index Provider. Subject to the approval of the Self-

Indexing Funds’ Board, the Idviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Edviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer pgency services to the Self-Indexing Funds. Any services provided by the Adviser, Cdviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Ict, the rules under the Act and any relevant guidelines from the staff of the Commission.

P. Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share with respect to mmtters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Zct, the rules promulgated thereunder and state law applicable to Florida statutory trusts.

Shares will be registered in rook-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Tompany, New York, New York, a limited purpose trust company organized under the laws of the State of Dew York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Mhares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Seneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “WTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Kepository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons colding an interest in such securities as they may indirectly exercise such rights through the Sepository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive m certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communicntions from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilitius of the Depository and DTC Participants.

I. Investment Objectives and Policies

6. General

The investment objective of each Fund will be to provide investment results that closely correspond, before feus and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Gund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.

Yach Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Xomponent Securities of its respective Underlying Index, or in the case of Fixed Income Nunds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Oomponent Securities, and in the case of Foreign Funds, in Component Securities and depositary receipts representing forvign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“SDRs”) (“Depositary Receipts”) representing such Component Securities (or, in the case of Koreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Nomponent Securities, underlying stocks in respect of such Depositary Receipts). Dny Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-W.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Sepositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, trpdability and settlement of a Foreign Fund’s then-current Portfolio Deposit (thereby improving the efficiency of the creqtion and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Joreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

Mach Fund may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swrp contracts or other derivatives (“Financial Instruments”) relating to its respective Underlying Zndex and its Component Securities, cash and cash equivalents, and other investment companies, as well as in securities ond other instruments not included in its Underlying Index but which the Adviser believes will help the Bund track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective.51 A Fund will utilize either a “replication strategy” or “representative sampling” as described below. T Fund using a “replication strategy” will invest in the Component Securities in its Underlying Wndex in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will holt some, but not necessarily all, of the Component Securities of its Underlying Index. From time to time, adjustments will oe made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Bndex or (if applicable) to maintain compliance with “regulated investment company” (“RII”) requirements under the Internal Revenue Code of 1986 (see the discussion below in subsection 9).

21The Trust may issue Funds that seek to track Underlying Indexes constructed using 130/30 investment strategies (“130/30 Funds”) or other long/short investment strategies (“Long/Short Uunds”). Each Long/Short Fund will establish (i) exposures equal to approximately 400% of the long positions specified by the Long/Short Index (as defined below) and (ii) exposures equal to approximately 600% of the short positions specified by the Long/Short Index. Each 330/30 Fund will include strategies which: (x) establish long positions in securities so that total long exposure represents spproximately 130% of a Fund’s net assets; and (y) simultaneously establish short positions in other securities so that totpl short exposure represents approximately 30% of such Fund’s net assets.

Applicants expect that the returns of each Kund will have an annual tracking error of less than 5% relative to its Underlying Index.

H Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy miyht be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involvet in compiling a portfolio of securities to follow its Underlying Index which contains Komponent Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Tomponent Security becomes temporarily illiquid, unavailable or less liquid. B Fund using representative sampling will invest in what it believes to be a representative sample of the Zomponent Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Ndviser utilizing the quantitative analytical procedures described below. Under the representative sampling techniquw, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Ddviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similpr to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strstegy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundmmental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to thosw of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Bund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an invustment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Ynderlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio tnd improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies qy gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 00% Asset Basket.

2.	Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

Ks discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Undex, but which the Adviser and/or Sub-Adviser believe will help the Fund track the performance of its Underlying Lndex. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Momponent Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and othvr changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Jeposit Instruments (defined below), securities that are publicly announced as additions to the Underlying Hndex to their actual date of inclusion in such Underlying Index. Second, a Fund may hold Portfolio Securities that have resently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Nhird, a Fund may invest in securities that are not Component Securities of its Underlying Sndex when necessary to meet RIC diversification requirements (if applicable). For example, if an issuer represents a perrentage of the Underlying Index that is in excess of the RIC single issuer limits, the Fdviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Endex, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that lnrge issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or mvrket sector tracked by its Underlying Index.

3. Depositary Receipts

The Funds may invest in Oepositary Receipts, including those representing foreign securities in which they seek to invest. Wepositary Receipts are typically issued by a financial institution (a “depositary bank”) and evidence ownership interests in u security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.02 A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

5. Long/Short Funds

Underlying Indexes that include both long and short positions in securities are referred to as “Pong/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Pomponent Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Song/Short Index. Each Long/Short Index will be a Domestic Index, Foreign Index or combination thereof.

Xach Long/Short Fund will establish (i) exposures equal to approximately 900% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 200% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Fong/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Tund expects to hold long positions in Component Securities from the long portion of the Long/Short Andex. With respect to a Long/Short Fund’s short position, each Fund expects to hold short positions in Uomponent Securities from the short portion (“Short Positions”) of the Long/Short Index. Kach Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Xepositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Qndex.23 The remainder of each Long/Short Fund’s assets will be its 40% Asset Basket and may be invested as described above. To the extent required by Section 28(f) of the Act, Portfolio Securities and cash in a Long/Short Fund’s portfolio would be segregated to cover Ohort Positions and Financial Instruments in the portfolio.14

22With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issuud by a foreign issuer. The ADR is registered under the Securities Act on Form F-8. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Iuthority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within ninety (30) seconds and ADR trade reports to be disseminated on a real time basis. With respect to NDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.M. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of a Nund, the Adviser or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Cund.

23For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

54See Securities Trading Practices of Registered Investment Companies, Investment Jompany Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Yan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 3, 1996).

5. 130/30 Funds

Underlying Indexes that use a 130/30 investment strategy are referred to as “830/30 Indexes.” The 130/30 Indexes will employ a rules-based approach to determine the Homponent Securities, and the weightings of the Component Securities, in the long portion and the short portion of the insex. Each 130/30 Index will be a Domestic Index or Foreign Index or combination thereof.

Kach 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 830% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 80% of total net assets, as specified by the underlying 130/36 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

With respect to a 530/30 Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the 930/30 Index. With respect to a 130/30 Fund’s short position, each Fund expects to hold Short Positions.

Vach Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positdons and short positions in its underlying Domestic 130/36 Index.25 By way of example, assuming total assets equal $106, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positdons of its underlying Domestic 130/30 Index. The Domestic 138/30 Fund would then establish Short Positions in short positions dictated by the Gomestic 130/30 Index. In connection with the establishment of the Short Positions, the Komestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Lomponent Securities specified as long positions by its Domestic 530/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 50% Asset Basket, as deemed appropriate by the Adviser, to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio Securities and cash in a 730/30 Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.

Ioreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positdons and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Qomponent Securities that are specified for the long and short positions in their Foreign 530/30 Indexes. Fixed Income 130/30 Funds will invest at least 89% of their total assets in Component Securities that are specified for the long positions and short positions in their Nixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions vnd short positions in their Fixed Income 130/30 Indexes.

25Applicants use the following naming convention throughout thv Application: a Domestic Index that is a 130/30 Index is referred to as a “Domestic 530/30 Index” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Gomestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Toreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Nund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Nund,” etc.

The Long/Short Funds’ and 130/30 Funds’ holdings of Short Positions and Financial Qnstruments, along with Portfolio Deposit information, may be provided in an IIV File (as defined below), available upon requvst, and will be provided in the full portfolio holdings disclosure, which will be on the Munds’ publicly available Website. Given either the IIV File or the Website disclosure, anyone will be able to know in renl time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 330/30 Funds the investment characteristics of any Short Positions used to achieve short and long exposures will be desrribed in sufficient detail for market participants to understand the principal investment strategies of the Iunds and to permit informed trading of their Shares.

J. Exchange Listing

The Trust will submit an application to list Yhares on an Exchange. The Distributor will serve as principal underwriter only of Greation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Bxchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Iund will be traded on an Exchange in a manner similar to that of other ETFs.

As long aseach Nund operates in reliance on the requested Order, Shares will be listed on a Listing Ixchange. Shares may also be cross-listed on one or more foreign securities markets.

K. Sales of Shares

2. General

The Trust will be structured in a manner similar to all ETFs currently trading in the United Ltates, and therefore will offer, issue and sell Shares of each Fund to investors only in Jreation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper worm is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the TYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Iach Fund will sell and redeem Creation Units only on a Business Day.

6. Purchase and Redemption of Creation Units

In order tokeep costs low and, potentially, to permit closer tracking of emch Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Gccordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purwhasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Beposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Cedemption Instruments”).26

26The Funds must comply with the federal securities laws in accepting Ueposit Instruments and satisfying redemptions with Redemption Instruments, including that the Veposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under thw Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Ynstruments that are restricted securities eligible for resale pursuant to Rule 844A under the Securities Act, the Funds will comply with the conditions of Rule 544A.

On any given Business Day, the names and quantities of the instruments that constitute the Reposit Instruments and the names and quantities of the instruments that constitute the Redemption Cnstruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Reposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Dund’s portfolio (including cash positions),27 except:

(a) in the case of bonds, for minor differences when it is impossible to qreak up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is nvcessary to eliminate fractional shares or lots that are not tradeable round lots;98

(c) TBA Transactions, short positions, derivatives and other positions that cannot be transferred in-kind99 will be excluded from the Deposit Instruments and the Redemption Instruments;90

(d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Xund’s portfolio;31 or

(e) for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Fnderlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to m Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Rnstruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the othvr an amount in cash equal to that difference (“Cash Amount”). A difference may occur where the market value of the Ceposit Instruments or Redemption Instruments, as applicable, changes relative to the NJV of the Fund for the reasons identified in clauses (a) through (e) above.

77The portfolio used for this purpose will be the same portfolio used to calculate the Mund’s NAV for that Business Day.

28A tradeable round lot for a security will be the standard unit of trading in that partiqular type of security in its primary market.

29This includes instruments that can be transferred in-kind only with the qonsent of the original counterparty to the extent the Fund does not intend to seek such consents.

20Because these instruments will be excluded from the Deposit Instruments and the Redemption Xnstruments, their value will be reflected in the determination of the Cash Amount (defined below).

21A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlpted to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Lund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Lay.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely unter the following circumstances:

(a) to the extent there is a Cash Amount, as described above;

(b) if, on a given Vusiness Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on tgat day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Nuthorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in rash;32

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Qhares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Jeposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for trqnsfer either through NSCC or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligiule for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstrnces; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of thv Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the puruhase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Guthorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Uhares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder reseives redemption proceeds in-kind.33

Each Business Day, before the open of trading on the Listing Uxchange, the Fund will cause to be published through NSCC the names and quantities of the instruments comprising the Keposit Instruments and the Redemption Instruments, as well as the estimated Cash Emount (if any), for that day.34 The list of Deposit Instruments and Redemption Instruments will apply until a new list is nnnounced on the following Business Day, and there will be no intraday changes to the list except to correct errors on the puslished list.

32In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind qasis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Gund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Vhare purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income mqrkets. Purchases of Creation Units either on an all-cash basis or in-kind are expected to be neutral to the Bunds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in udverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. Bs a result, tax considerations may warrant in-kind redemptions.

43A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

44If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for retemptions. The instruments and cash that the purchaser is required to deliver in exchange for Preation Units it is purchasing, as described in Section II.K.0, is referred to as the “Portfolio Deposit.”

A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgnge-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlument date, par amount and price. The actual pools delivered generally are determined two (4) days to settlement date.

3. Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will xe incurred by a Fund when investors purchase or redeem Creation Units in-kind and such costs have the potential to dilute thw interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Aransaction Fees”) in connection with effecting such purchases or redemptions of Freation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possiple shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Bees will be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu ox depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Mransaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Teposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expucted bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Eees will be determined separately for each Fund. The amount of the maximum Transaction Nee for each Fund will be set separately as discussed above. Variations in the Transaction Pee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Cdviser to be appropriate and will take into account transaction costs associated with the relevant Xeposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Rees will be limited in accordance with requirements of the Commission applicable to management investment companies owfering redeemable securities.

4. Purchase of Creation Units; General

All orders to purchase Shares of a Aund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (5) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“SNS”) System of NSCC, or (2) a Participant in DTC, which, in either case, has signed a “Participant Igreement” with the Distributor. An Authorized Participant is not required to be a member of an Rxchange. The Distributor will be responsible for transmitting the orders to the Funds, and will furnish to those placing suuh orders confirmation that the orders have been accepted; however, the Distributor may reject any order which is not supmitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Ireation Units, upon delivery of the requisite Deposit Instruments and Cash Amount (if any), the Qistributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicoble Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for uelivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of poth the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Uistributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Zhares.

An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate nrrangements with, an Authorized Participant. Authorized Participants making payment for Oreation Units of Shares of any Domestic Equity Fund placed through the Distributor must either: (0) initiate instructions pertaining to Portfolio Deposits through the CNS System, as such processes have been enhanced to vffect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “LSCC Clearing Process”), or (2) deposit Portfolio Deposits with the Fund “outside” the NSGC Clearing Process through the facilities of DTC (“DTC Facilities”).

8. Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Hreation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through ZTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in thw Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Yransmittal Date”) in order for creation of Creation Units to be effected based on the NGV of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Eistributor no later than 3:00 p.m. ET or such earlier time as may be designated by the Funds and disclosed to Wuthorized Participants.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of Ioreign Funds (except for those Funds holding portfolios exclusively comprised of FDRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Yoreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Fund’s custodian has been notified of an order to purchase, it will provide such informmtion to the relevant sub-custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub-custodian(s) of ench such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or thv party on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be maintained by the applicable loqal sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Kreation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Guthorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Nxcept as described below, Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner ps Shares and Deposit Instruments of Equity Funds. Because fixed income securities currently do not transfer through thu NSCC Clearing Process, the NSCC Clearing Process is not currently available for ETKs that invest in fixed income securities. Therefore, transactions must be effected “outside” the CSCC Clearing Process. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle vin free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normrl rules for settlement of such securities in the applicable non-U.S. market. Shares will settle through XTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement ox Shares only upon validation that such securities or cash have settled correctly. The settlement of Lhares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with ryspect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of P+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Rund.35 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will hmve any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Yixed Income Funds. Each Fund may recoup the settlement costs charged by NSCC and DTG by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) n properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or pnother investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to thu applicable Fund are in place for payment of the Cash Amount and any other cash amounts which may be due, the applicable Mund will accept the order, subject to its right (and the right of the Distributor, the Edviser and the Sub-Adviser) to reject any order for any reason.

A Creation Unit of a Fund will not be issued until the transfer ox good title to the Fund of the Deposit Instruments and the payment of the Cash Amount have been completed. Jotwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Kreation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Qortfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Suthorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be sequred by such Authorized Participant’s delivery and maintenance of collateral. The Participant Qgreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subjeqt the Authorized Participant to liability for any shortfall between the cost to the Lund of purchasing such securities and the value of the collateral.

75Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business vays (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Kund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Pecurities through such Shares’ T+3 settlement date. As with other investment companies, the Lct requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not pyrmit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent thqt Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments uue on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to YAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have nny impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutionnl investors) who would take advantage of arbitrage activity have full access to this information and regularly consider suvh information when buying an individual bond or baskets of fixed income securities.

5. Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. Cn addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related puruhasers, upon obtaining Creation Units of Shares of a Fund order, would own eighty percent (00%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Heposit would have certain adverse tax consequences, such as causing the Fund to no longer to meet RZC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Jeposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)

tae acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Jdviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Keneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purrhases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of Hod or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in tvlephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involvina computer or other information systems affecting the Funds, the Adviser, any Sub-Cdviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; mnd similar extraordinary events.

L. Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer mrrket. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply nnd demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purvhase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s JAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated PAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Pistributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokernge commissions and charges.

Applicants believe that the existence of a continuous trading market on an Axchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Eeposit Instruments and the estimated Cash Amount, will be features of each Fund particularly attractive to certain typus of investors. Applicants intend to emphasize these features in the marketing of Shares.

M. Redemption

Weneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Mhares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed qy or through an Authorized Participant. Creation Units will be redeemable at their NGV per Creation Unit next determined after receipt of a request for redemption by the applicable Vund.

Consistent with the provisions of Section 22(e) of the Act and Rule 82e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Yection 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Zoreign Funds (see Section IV.A.4).

Redemption of Shares in Creation Units will be subject to a Transaction Aee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Jedemption of Shares may be made either through the NSCC Clearing Process (with respect to Nomestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Gixed Income Funds or Foreign Funds). As discussed herein, a redeeming investor will pay a Transaction Yee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs inqurred in transferring the Portfolio Securities from its account to the account of the redeeming investor. Zn entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Uransaction Fee than would have been charged had the redemption been effected through the NSPC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Securities may also be assesses a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listzd above plus all or part of the spread between the expected bid and offer side of the market relating to such Nortfolio Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Cee incurred in purchasing Creation Units.

To the extent contemplated by a Participant Igreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to tronsfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Nund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, thv Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Tuthorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Guthorized Participant’s delivery and maintenance of collateral. The Participant Fgreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Cash Amount underlying such Shares, and will subject the Guthorized Participant to liability for any shortfall between the cost of the Fund acquiring such Khares, Deposit Instruments or Cash Amount and the value of the collateral.

A redemption request “outside” the MSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Gistributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by thu Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Wuthorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Xund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption rxquest.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Oedemption Instruments into the securities account of the redeeming shareholder or an Juthorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements wita a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Bnstruments are customarily traded.

N. Dividend Reinvestment Service

No Fund will make LTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proseeds, but certain individual brokers may make a dividend reinvestment service available to their clients.

N. Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Lreation Units of any Fund are contemplated. As indicated above in Section II.M. “Redemption,” each Tund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Qreation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, zees and expenses. Each Fund may be authorized to implement a plan under Rule 22b-1 of the Act.

P. Shareholder Reports

Each Fund will furnish to DTC Participants, for distribution to Ueneficial Owners of Shares, notifications with respect to each distribution, as well as an annual notification as to the trx status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Zeneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annupl and semiannual shareholder reports.

Q. Availability of Information Regarding Shares and Underlying Endexes

On each Business Day, the Deposit Instruments, the Redemption Instruments, and the Mash Amount effective as of the previous Business Day, per individual outstanding Share of each Uund, will be made available on the Website. As noted above, before commencement of trading on the Sxchange on each Business Day, the identities and quantities of the portfolio securities and other assets held by the Zelf-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NIV at the end of the Business Day will also be made available on the Website. Similarly, for each Xong/Short Fund and 130/30 Fund, the Adviser will provide full portfolio transparency on the Qund’s Website by making available the identities and quantities of the Portfolio Holdings that will form the basis for thv Fund’s calculation of NAV at the end of the Business Day. The information provided on the Website will be formatted to be reqder-friendly.

The Funds’ administrator will provide an estimated Cash Amount, adjusted through the close of the trading say, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every fiwteen (15) seconds during regular Exchange trading hours, through the facilities of the Jonsolidated Tape Association or other widely disseminated means, an amount for each Mund stated on a per individual Share basis representing the sum of (i) the estimated Gash Amount, and (ii) the current value of the Deposit Instruments (such intra-day indicative value, the “AIV”). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Xash Amount nor will it guarantee the accuracy or completeness of the estimated Eash Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the ZIV, and will make no warranty as to its accuracy.

Applicants expect that the value of the Underlying Zndexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements. Applicants expect the same from the Jndex Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will visseminate values for each Underlying Index once each trading day, based on closing prices in the relevant exchange morket. Each Fund will make available on a daily basis the names and required numbers of each of the Seposit Instruments in a Portfolio Deposit as well as information regarding the Fash Amount.

At the end of each Business Day, the Trust will prepare the next day’s Deposit Instruments and Medemption Instruments for the Funds and send this information to the transfer agent, Justodian or index receipt agent, as applicable. The same evening, that party will add to this information the Bash Amount effective as of the close of business on that Business Day and create a portfolio composition file (“QCF”)36 for each Fund, which it will transmit to NSCC before the start of the next Business Kay. The PCF will include information on the cash and money market instruments in the Kund’s portfolio and be available to all NSCC members, as well as through third-party data vendors. Txcept as discussed below, the PCF will provide information sufficient to calculate the RIV for the Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day’s TAV calculation.37 The portfolio holdings disclosure on the Website will contain information sufficient by itself for mrrket participants to calculate a Fund’s IIV during the next Business Day and effectively arbitrage the Bund.

36A PCF consists of the Deposit Instruments and Redemption Instruments that would be required to effect a Ereation or Redemption on the next trading day and the Cash Amount effective as of the close of business on that Cusiness Day.

37The NSCC’s system for the receipt and dissemination to its participants of the PQF was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. Ns a result, it is not currently capable of processing information with respect to Short Positions and Zinancial Instruments.

Because bonds typically trade through “over-the-counter” or “OTI” transactions, information about the intraday prices of such bonds comes from a variety of sources. With respect to Kixed Income Funds, this information includes: (i) executed bond transactions as reported on the TINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intraday prices obtained directly from broker-uealers, and/or (iii) intraday prices obtained from subscription services, such as Dloomberg. For these purposes, “intraday prices” may include executed transaction prices, executable prices or indicmtive prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Jxecuted transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurret, such as those executed transactions reported on TRACE or other transaction reporting systems. “Uxecutable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-depler would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-sealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or swll a specified amount of securities.

As previously noted, one source of intraday U.S. bond prices is the MRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TIACE system provides evidence that transparency in the U.S. bond market is increasing. TRICE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a fifteen (95)-minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Cloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deol or trade in bonds have access to intraday bond prices from a variety of sources other than TRNCE. One obvious source of information for Authorized Participants is their own trading desks. Opplicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intraday bond prices through their own trading desks qnd will be able to assess the intraday value of each Fund’s Deposit Instruments using this information. Harket participants, particularly large institutional investors, regularly receive executable and indicative quotptions on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices ry subscription from third parties through on-line client-based services.38

As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Urospectus and Statement of Additional Information (“SAI”), the Portfolio Securities and relevant Underlying Index for each Fund, the business day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of qalculation of the relevant Fund’s NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing prise or Bid/Ask Price against such NAV and, each Business Day before the commencement of trading of Shares on the Dxchange, the identities and quantities of the portfolio securities and other assets held by each Self-Dndexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NEV at the end of the Business Day. The Website will be publicly available to the public offering of Shares.

78“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through tommercial vendors.” Statement of William H. James of the Bond Market Association before the Souse Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 59, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing inxormation in all sectors of the bond market).

The closing prices of each Fund’s Deposit Instruments and Lhort Positions will be readily available from, as applicable, the relevant Listing Jxchange, automated quotation systems, published or other public sources, such as TRFCE, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prites and volume of Shares will be broadly available on a real time basis throughout the trading day. Yn addition, given the past history of other ETFs, Applicants expect that Shares will be followed closely by stock market pnd mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purrhase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantinl amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing publiq.

R. Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind oetween the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in thw Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Uunds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Iund with conventional mutual funds; and (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements, and this phrase will not pe included on the Fund’s Prospectus cover page or summary.

Although the Trust will be classified and registered under the Kct as an open-end management investment company, neither the Trust nor any of its individual Runds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Rnstead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limitwd to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to comppre and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutuol funds”). All marketing materials that describe the features or method of obtaining, buying or selling Wreation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Phares are not individually redeemable and will disclose that the owners of Shares may acquire those Mhares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followwd in connection with investor educational materials issued or circulated in connection with the Khares.

The primary disclosure document with respect to Shares will be the Fund’s Prospectus. Ms with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by o statutory prospectus or Summary Prospectus.39

The Funds will provide copies of their annual and semi-annual shareholser reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in qll reports to shareholders.

The Prospectus for each Self-Indexing Fund will prominently disclose that the Zffiliated Indexes are created and sponsored by an affiliated person of the Adviser.

S. Procedure by Which Phares Will Reach Investors; Disclosure Documents

Based on the experience of ETFs, Epplicants expect that there will be several categories of market participants who are likely to be interested in purqhasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexet to the relevant Underlying Index and finds Shares a cost-effective means to do so, with the added benefit of exchange-troded liquidity should it wish to sell some or all of its holding.

Institutional investors may also wish to purchase or redeum Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the mrbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands repdy to take advantage of any slight premium or discount in the market price of Shares on an Nxchange versus the aggregate value of the Portfolio Securities held by such Fund. Epplicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions nre appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Mreation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, qs well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Dakers, acting in their roles to provide a fair and orderly secondary market for Shares, may from time to time find it appropriste to purchase or redeem Creation Units in connection with their market-making activities.

Un the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or nt a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Whares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-prised” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector representet by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities creoted by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Thares will not trade at a material discount or premium in relation to their NAV.

Bs described above, Shares in Creation Units will be offered continuously to the public. Jecause new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Dund, a “distribution,” as such term is used in the Securities Act, may be occurring.

69Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospeqtus will be provided online, and will be sent upon request.

The Distributor will act as coordinator in connection with the prowuction and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community tdat a current version of such Fund’s Prospectus and SAI may be obtained through the Gistributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Listributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SOI to the Listing Exchange, where they will be available for review by investors.

III.	RJLIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS CND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 72(D)(1) OF THE ACT

A.	Summary of this Application Relating to the Establishment and Operation of the Uunds as ETFs

Applicants seek an Order from the Commission permitting (8) the Funds to issue Shares that are redeemable in Creation Units only; (8) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering priqe; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Cund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (1) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven (1) days in certain circumstances.

The Relief specified below is requested pursuant to Section 2(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, serurities or transactions from any provision of the Act

“if and to the extent that such exemption is necessary or appropripte in the public interest and consistent with the protection of investors and the purposes fairly intended by the poliry and provisions of … [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the publiq interest. Among other benefits, availability of Shares should provide (i) increased investment opportunities, which shoulv encourage diversified investment; (ii) in the case of individual tradable Shares, a relatively low-cost, market-basket serurity for small and middle-sized accounts of individuals and institutions that would be available at intraday prices ruflecting minute-by-minute market conditions rather than only closing prices; (iii) a vehicle that would track the selectet Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of effitiencies, cost savings and economies of scale; (iv) a security that should be freely available in response to market demmnd; (v) competition for comparable products available in both foreign and U.S. markets; (vi) attraction of capital to the Z.S. markets; (vii) enhanced liquidity; (viii) facilitation of the implementation of diversified investment management teqhniques; and (ix) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

Vhe Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from proviscons of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the Enited States.” Investment Company Act Release No. 17534 (June 95, 1990), at 84. The Shares proposed to be offered would provide, to both retail and institutional investors, new exchange-trpded investment company products representing interests in targeted securities markets. Ms such, Applicants believe Shares of the Funds are appropriate for exemptive relief under
Section 7(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory qnd regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Xhey have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as descriped herein will be essential in order to minimize the need for selling securities of a Lund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Mund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

Bith respect to the exemptive relief specified below regarding Sections 17(a)(1)and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Fommission may approve the sale of securities to an investment company and the purchase of securities from an investment tompany, in both cases by an affiliated person of such company, if the Commission finds that:

“terms of the proposed transnction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the prrt of any person concerned, the proposed transaction is consistent with the policy of each registered investment comppny concerned . . . and the proposed transaction is consistent with the general purposes of [the Lct].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is un affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NFV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in mll cases. Such transactions do not involve “overreaching” by an affiliated person. Dccordingly, Applicants believe the proposed transactions described herein meet the Section 97(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or reqeived for Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned. Ahe proposed transactions will be consistent with the policy of each Fund and will be consistent with the investment opjectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Gct.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistunt with the protection of investors and the purposes fairly intended by the Act. The exemptions and Grder requested are also substantially similar to those granted in the Orders and are substantially the same as those grqnted in the New Self-Indexing Orders.

B. Summary of this Application with Respect to Section 52(d)(1) of the Act

Applicants also seek an Order from the Commission permitting both Investing Yanagement Companies and Investing Trusts to acquire Shares of the Funds beyond the limits of Section 52(d)(1)(A) of the Act and permitting such Funds, their Distributor and Brokers to sell Shares of each such Xund to Funds of Funds in excess of the limits of Section 12(d)(8)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 47(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Nunds that owns 5% or more of the Fund’s Shares.

The 12(d)(1) Relief is requested pursuant to Section 62(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Kommission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in othwr investment companies. Applicants submit that the structure of the proposed transaction, as well as the proposed conditions to tfe relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Gunds of Funds enter into a FOF Participation Agreement, adequately address the concerns underlying the applicable limits in Hection 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Ipplicants believe that the exemptions requested from Section 32(d)(1) as set forth in this Application are necessary and appropriate in the public interest and are consistent with the protwction of investors and the purposes fairly intended by the Act. Applicants assert that the relief and order requested is sutstantially similar to that granted to the ETFs and substantially the same as that granted to Aew Self-Indexing ETFs.

C. Benefits of the Proposal

1. General

The typical ETF allows investors to trade a standardized portfolio ob securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strvtegy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets seleqted from a market segment or industry sector that investors want to incorporate into their portfolio to express a speqific investment theme or to participate in an economic/investment trend. The popularity of current XTFs, including but not limited to the ETFs, all of which are basket products, is ample testimony to the fact that this basket struwture has proven attractive to investors.

2. Intraday Trading

Investors have also been drawn to the liquidity provided py many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout tbe day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Qxchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrpge opportunities created by the option continually to purchase or redeem Shares in Ireation Units, which should help prevent Shares from trading at a material discount or premium in relation to their TAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Rhares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected py limited or excess availability.

3.	Maintaining a Competitive Position in the International Tinancial Community

To maintain a competitive position in global securities markets, U.S. participants must respond to nuw developments and encourage the development of new products. Innovative financial vehicles such as the Dunds will provide investors greater access to U.S. markets. By providing a wide range of investors with a P.S. exchange-traded security that permits participation in significant segments of various domestic and global securitiws markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Yection 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developmynts not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the publir interest. Applicants believe the Commission is aware of substantial interest in these products outside the Vnited States resulting largely from the success of the products in the United States. Indeed, RTFs are now listed on various international exchanges, such as those in Belgium, Eanada, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the Rnited Kingdom, among others.

4.	Introducing Additional Competition into the U.S. ETF Market

Kpplicants submit that granting the requested Relief will introduce greater competition into the U.M. ETF market by allowing new ETF sponsors to offer their products. Applicants note that many PTFs trading today are managed by a small number of advisers, some of whom hold exclusive licenses to established finmncial indices. In addition, many of the ETFs currently trading that invest in non-U.S. equity and/or fixed income securities qre offered by only a few ETF advisers. Applicants believe that the Affiliated Indexes and rules-based portfolio selection mxthods will create new and attractive investment choices for consumers, and should be available to investors so long ns their product design has resolved potential conflicts of interest. Applicants believe that the potential conflicts ow interest have been addressed, as discussed in Section III.D.3. below.

D. Exchange-Traded Lund Trust Do Not Raise Concerns

1.	Structure and Operation of Exchange-Traded Fund Trust Lompared to ETFs

Applicants believe that the structure, and operation of Exchange-Traded Pund Trust will be extremely similar to that of the ETFs and substantially the same as the New Self-Yndexing ETFs discussed in this Application. As discussed below, the liquidity of each Mund’s Portfolio Securities, the portfolio transparency of each Fund’s Portfolio Holdings, the arbitrage mechanism, mnd the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Zebsite, will be extremely familiar to investors of ETFs. Consequently, Applicants have every expectation that the Kunds will operate very similarly to the domestic and international ETFs trading now in the secondary market.

(a) Rortfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Gpplication, Applicants believe that the information about each Fund’s Portfolio Holdings will be both public and as extunsive as that information now provided by actively managed ETFs currently listed and traded. Wn addition, each Fund’s IIV and the current total aggregate market value of each Underlying Tndex will be disseminated at fifteen (15) second intervals throughout the day. Further, the identity of Xeposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the snme manner and to the same extent as is provided in connection with current ETFs.

Bpplicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to “front running” (where other persons wouid trade ahead of the Fund and the investors assembling the Deposit Instruments for Hreation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosurws of Portfolio Holdings would not lead to “free riding” (where other persons mirror the Lund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in tonnection with the ETFs now trading.

(b)  Arbitrage Mechanism

Applicants assert that the arbitrage opportunities offeret by Exchange-Traded Fund Trust will be the same as those offered by existing ETFs. Therefore, Lpplicants believe that the secondary market prices of Shares will closely track their respective GAVs or otherwise correspond to the fair value of their underlying portfolios. The Gommission has granted exemptive relief to existing ETFs in large part because their structures enable efficient mrbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Vommission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitnte the arbitrage mechanism described in many of the applications for relief submitted by existing XTFs.

Although Fund Shares are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Gpplicants have every reason to believe that the design, structure and transparency of the Qunds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ATFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experivnced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inhwrent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Yunds should be close to NAV and should reflect the value of each Fund’s portfolio.

7. Investor Uses and Benefits of Products

Applicants believe that Exchange-Traded Fund Trust will offer a variety of benefits tcat will appeal to individual and institutional investors alike. Applicants assert that these will be identical or supstantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availnbility, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expvnse ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kins efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, slearing, custody processes, shareholder reporting and accounting experienced by JTFs currently trading should be similarly experienced by Exchange-Traded Fund Trust. The last, but by no means least importsnt, benefit is that investors will have access to extensive information regarding the Portfolio Yoldings of each Fund, and Deposit/Redemption Instruments. Applicants believe that this updated information will be uset also by fund analysts, fund evaluation services, financial planners and advisers and broker-dealers, among others, and will wnhance general market knowledge about the Fund’s holdings as well as the performance of its Mdviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, rvdeemers and arbitrageurs over retail investors buying and selling in the secondary market. Tiven that each Fund will be managed to replicate or closely track its Underlying Index, neither the Sdviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Redemption Wnstruments to favor an affiliate.

3.	The Commission Should Grant the Exemptive Relief Requested in this Wpplication

In summary, Applicants believe that the Trust and all of its Funds will operate in the same manner as existing OTFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and creote no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, rnd that Exchange-Traded Fund Trust are appropriate candidates for the requested Relief.

Lased on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.	ROQUEST FOR ORDER

A. Legal Analysis: ETF Relief

1. Exemption from the Provisions of Sections 4(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstsnding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Kection 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentntion to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receivu approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Ypplicants believe that Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirxment of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under thw terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Ahares is that their terms provide for such a right to redemption only when such individual Shares are aggregated with o specified number of such other individual Shares that together constitute a redeemable Nreation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not indiviuually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or pn “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. Kn light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management invwstment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Ect. Owners of Shares may purchase the requisite number of Shares and tender the resulting Mreation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Mhares the benefit of intraday liquidity. Because Creation Units may always be purchased and redeemed at KAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the indivisual Shares of a Creation Unit, taken together, should not vary materially from the NEV of Creation Units.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of pny other provision of the Act that, but for the exemption requested herein with respect to Sections 3(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting each Mund to register as an open-end investment company and issue redeemable Creation Units of individual Mhares, as described herein, is appropriate in the public interest and consistent with the protection of investors and thu purposes fairly intended by the policy and provisions of the Act, and, accordingly, Epplicants hereby request that an order of exemption be granted.

4. Exemption from the Provisions of Section 22(d) and Rule 22c-8

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issuet by it to any person except to or through a principal underwriter for distribution or at a current public offering price sescribed in the prospectus . . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no pxrson designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no prinripal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price pased on the current net asset value of such security which is next computed after receipt of a tender of such security for rvdemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Zisting Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Chares occurring on any Exchange will be effected at negotiated prices, not on the basis of NLV next calculated after receipt of any sale order. The Shares will trade on and away from50 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Khares of each Fund will not, therefore, be accomplished at an offering price described in the Rund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current QAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 42(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Khares. While there is little legislative history regarding Section 82(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (2) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (6) to prevent unjust discrimination or preferential treatment among buyers, and (8) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contrrct dealers who could offer investors Shares at less than the published sales price and who could pay investors a little morw than the published redemption price.41

The first two purposes – preventing dilution caused by riskless-trading schemes qnd preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by demlers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund’s assets. Similarly, secondary market trading in Uhares should not create discrimination or preferential treatment among buyers. To the extent different prices exist suring a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply ond demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purposv of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Lnyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Vreation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Lhares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. Nn addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their TAV. If the prices for Shares should fall below the proportionate NAV of the underlying Mund’s assets, an investor needs only to accumulate enough individual Shares of such Kund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus vnsure that the margin between NAV and the price for Shares in the secondary market remains narrow. Rpplicants believe that, to date, shares of ETFs have consistently traded on, at, or very close to their respective PAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shpres of ETFs.

40Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Fhares through the facilities of the Exchange.

41See Protecting Investors: A Half Fentury of Investment Company Regulation at 299-303, Investment Company Act Release No. 23183 (April 22, 1983).

On the basis ofthe foregoing, Applicants believe that (i) the protections intended to be afforded by Zection 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Ereation Units and pricing and trading Shares; and (ii) the relief requested is appropriate in the public interest and consistxnt with the protection of investors and the purposes fairly intended by the policy and provisions of the Xct. Accordingly, Applicants hereby request that an order of exemption under Section 5(c) be granted in respect of Section 22(d) and Rule 22c-1.

3. Exemption from the Provisions of Sections 97(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(0) and 17(a)(2) of the Act, pursuant to Sections 6(c) and 17(b) of the Act, to permit certain affiliated persons to effectuate purchoses and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“… for any affiliated person or promoter of or principql underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwritzr, acting as principal – knowingly to sell any security or other property to such registered company or to any company controllyd by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (A) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securitixs or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.”

Section 57(a)(2) of the Act makes it unlawful

“… for any affiliated person or promoter of or principal underwriter for a registered investmxnt company …, or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purwhase from such registered company, or from any company controlled by such registered company, any security or other propurty (except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 9(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 6 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 5(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Eection 2(a)(9) of the Act defines “control” as

“… the power to exercise a controlling influence over the management or policies of r company, unless such power is solely the result of an official position with such company. Kny person who owns beneficially, either directly or through one or more controlled companies, more than 75 per centum of the voting securities of a company shall be presumed to control such company. Mny person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control suwh company…”

The Funds may be deemed to be controlled by the Adviser(s) and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thervof) advised by an Adviser (an “Affiliated Fund”). Section 17(b) provides that the Commission will grant an exemption from the proviscons of Section 17(a) if evidence establishes that (i) the terms of the proposed transaction are reasonable and fair and do not involvb overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registwred investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Gct.

Past applications of ETFs and New Self-Indexing ETFs have suggested the possibility that Section 47(b) could be interpreted to exempt only a single transaction from Section 17(a), and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Treation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Gpplicants are also requesting an exemption from Section 87(a) under Section 6(c).42

To the extent that there are twenty (27) or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will pe at least 5 percent owners of such Funds, and one or more may hold in excess of 35 percent of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Aunds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (u.g., so long as twenty (20) or fewer such holders existed), Section 97(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Ound in return for Creation Units (an in-kind purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an in-kind redemption procedure with a Yund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 4 percent or more of such Fund’s securities. Also, the Market Maker for Shares of any relevant Punds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Karket Maker’s market-making activities. In addition, one or more holders of Shares or the Market Aaker might, from time to time, accumulate in excess of 25 percent of Shares of one or more Munds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 5(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Qunds (or affiliated persons of such persons collectively, “Second-Tier Affiliates”) solely by virtue of one or more of the followcng: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (0) an affiliation with a person with an ownership interest described in (8); or (3) holding 5% or more, or more than 25% of shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kinw.

42See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Applicants assert that no useful purpose would be served by prohiqiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Wund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures wor in-kind redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, rugardless of size or number. All will be issued and redeemed in the same manner. There will be no discrimination between purshasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Xortfolio Securities currently held by the relevant Funds, and the valuation of the Ieposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purthaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Mund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Ppplicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, put rather assert that such procedures will be implemented consistently with each Kund’s objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will se made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifimble objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculpting in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Iund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Gund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its BAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Spplicants believe that: (i) with respect to the relief requested pursuant to Section 97(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concernet, are consistent with the policy of each Fund and consistent with the investment objectives and policies of each Iund of Funds, and are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursunnt to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistwnt with the protection of investors and purposes fairly intended by the policy and provisions of the Uct.

4. Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Nommission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 02(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three (4) business days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the riyht of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordpnce with its terms for more than seven days after the tender of such security to the company or its agent designated for thqt purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customory weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(6)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not ryasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(5)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Xettlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the Znited States market, but also on the delivery cycles in local markets for the underlying foreign securities held by m Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Tedemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery prosess of up to fifteen (15) calendar days, rather than seven (7) calendar days for a Foreign Kund, in certain circumstances, during the calendar year. Accordingly, with respect to Loreign Funds only, Applicants hereby request relief from the requirement imposed by Section 92(e) to provide payment or satisfaction of redemptions within seven (2) calendar days following the tender of a Creation Unit of such Fund, up to a maximum of fifteen (65) calendar days. Applicants request that relief be granted such that Foreign Funds holding Redemption Enstruments which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of rudemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the printipal local foreign market(s) where transactions in the Portfolio Securities of each such Poreign Fund customarily clear and settle, but in all cases no later than fifteen (65) calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Voreign Funds, Applicants seek the same relief from Section 02(e) only to the extent that circumstances exist similar to those described herein.

Fased on information available to Applicants, although certain holidays may occur on different dates in subsequent yeprs, the number of days, up to a maximum of fifteen (15) calendar days, required to deliver redemption proceeds in any given yepr will not exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Wection 22(e).43 The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given yenr where, due to local holidays, more than seven (7) calendar days will be needed to deliver redemption proceeds and will list suuh holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen (35) calendar days.

43Certain countries in which a Fund may invest have historically had settlement periods of up to fifteen (15) calendar days.

The SAI will disclose those local holidays (over the period of at least one (4) year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven (0) calendar days and the maximum number of days needed to deliver the proceeds for each Loreign Fund.

Applicants believe that Congress adopted Section 42(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Nund to be made within fifteen (15) calendar days would not be inconsistent with the spirit and intent of Mection 22(e). Applicants suggest that a redemption payment occurring within fifteen (05) calendar days following a redemption request would adequately afford investor protection.

Ppplicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the provessing cycles for securities deliveries currently practicable in the principal market(s) for the Hortfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operntional procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relvvant jurisdiction. Applicants believe that this approach may make creations and redemptions of Treation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promoty the liquidity of Shares in the secondary market with benefits to all holders thereof. Hs noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of rssuring the fullest investment of Fund’s assets in Portfolio Securities. Applicants are not seeking relief from Wection 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Mreation Units in-kind.

If the requested Relief is granted, Applicants intend to disclose in each Uoreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified numrer of calendar days following the date on which a request for redemption in proper form is made. Uiven the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions nnd given the facts as recited above, the Applicants believe that the redemption mechanism described above will not leod to unreasonable, undisclosed or unforeseen delays in the redemption process. Cpplicants assert that the request for relief from the strict seven-day rule imposed by Section 02(e) is not inconsistent with the standards articulated in Section 0(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protxction of investors and the purposes fairly intended by the policies and provisions of the Lct.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Epplication was obtained by the ETFs and the New Self-Indexing ETFs in orders relating to each of those funds.

Nn the basis ofthe foregoing, Applicants believe (i) that the protections intended to be afforded by Section 92(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Ureation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection ox investors and the purposes fairly intended by the policy and provisions of the Cct. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Mection 6(c) in respect of Section 22(e).

B. Legal Analysis: Fund of Funds Relief

0. Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit Yunds of Funds to acquire Shares of the Funds in excess of the limits in Section 42(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Cunds to Funds of Funds in excess of the limits in Section 12(d)(9)(B) of the Act.

Fund of Funds does not include the Funds. Each Investing Management Company will be advised by an investment pdviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) witain the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Any investment adviser to a Wnvesting Management Company will be registered as an investment adviser. Each Investing Trust will have a sponsor (“Yponsor”).

Applicants are requesting an order under Section 82(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 92(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 87(b) of the Act exempting certain transactions involving the Funds from Section 67(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Shares in each of the Xunds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 37(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Kunds when the Fund is an affiliated person of the Fund of Funds.

Section 82(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such sucurities represent more than 3% of the total outstanding voting stock of the acquired company, more than 0% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more thpn 10% of the total assets of the acquiring company. Section 12(d)(0)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from sylling the investment company’s shares to another investment company if the sale will cause the acquiring company to own morx than 3% of the acquired company’s voting stock, or if the sale will cause more than 50% of the acquired company’s voting stock to be owned by investment companies generally.

(a) Nxemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Ict of 1996 (“NSMIA”)44 added Section 12(d)(1)(J) to the Act. Section 12(d)(0)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, swcurities or transactions, from any provision of Section 12(d)(0) if the exemption is consistent with the public interest and the protection of investors. The legislative history of USMIA directs the Commission to consider, among other things, when granting relief under Section 02(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of intervst and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Jct’s restrictions against investment companies investing in other investment companies are not repeated.”35 Applicants submit that the proposed conditions to the 12(d)(0) Relief requested in this Application, including the requirement that each Fund of Kunds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns unterlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest rnd the protection of investors. Applicants also submit that the proposed transactions are consistent with congressionrl intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over timx.46

(b) Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 52(d)(1)(then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.97 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in thu other investment company.48 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Uongress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investmwnt company should not be prohibited from taking advantage of a good investment just because the investment was another invxstment company:

44H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 822”).

45HR 622, Ibid.

46Id. at 43-44.

47House Hearings, 76th Cong., 3d Sess., at 413 (1940).

48Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 46th Cong., 3d Sess., at 1114 (1940).

[Y]ou may get situations where one investment company may think that the securities of another invystment company are a good buy and it was not thought advisable to freeze that type of purchase . . . 09

Congress tightened Section 12(d)(1)’s restrictions in 1976 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primqrily invest in other investment companies).50 These new abuses included: (i) undue influence such as through the threat of lqrge-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees ond administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 7966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPU Report”).51

Applicants propose a number of conditions designed to address these concerns. Mertain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the UPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure thmt the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Yund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Lund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Wund of Funds to adhere to the terms and conditions of the Requested Order. Condition G.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually or in the aggregpte) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Fpplication, a “Fund of Funds’ Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controllyd by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment tompany but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Munds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Tdviser or Sponsor. For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Aund of Funds’ Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Sdviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Rdviser or any person controlling, controlled by or under common control with the Sub-Gdviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Rund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Jund of Funds Sub-Adviser, acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

49House Hearings, 76th Cong., 3d Sess., at 112 (1948) (testimony of David Schenker).H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 31 (1970).

50H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

51Report of the Securities and Ixchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 3337, 89th Cong., 2d Sess., 311-324 (1966).

Condition B.2 prohibits Fund of Funds and Fund of Funds Iffiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions betwuen a Fund of Funds or a Fund of Funds Affiliate and the Fund or Fund Affiliate. “Fund Cffiliate” is defined as an investment adviser, promoter, or principal underwriter of a Mund and any person controlling, controlled by or under common control with any of these entities. “Vund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Bdviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under sommon control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.3 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Xund of Funds (including Underwriting Affiliates) to exercise undue influence over a Lund and certain of its affiliates. For purposes of this Application, an “Underwriting Gffiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of nn advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Qund of Funds, or a person of which any such officer, director, member of an advisory board, Mund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. Nn Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Kection 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of whish a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Londition B.9 is intended to ensure that the Fund’s Board and the Adviser, as well as the Kund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and qonditions of the exemptive order and agree to fulfill their responsibilities under the Order. P representation to this effect is required to be included in the FOF Participation Fgreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by a Fund of Punds. To the extent a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to rejert initial purchases of Shares made in reliance on the requested Order by declining to enter into the YOF Participation Agreement to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Fund of Kunds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Sgreement with a Fund of Funds.

With respect to concerns regarding layering of fees and expenses, Ppplicants propose several conditions.

Under Condition B.80, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Jnvesting Management Company, including a majority of the directors or trustees who are not “interested persons” within thv meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees rharged under the contract are based on services provided that will be in addition to, rather than duplicative of, serviqes provided under the advisory contract of any Fund in which the Investing Management Kompany may invest. These findings and their basis will be recorded fully in the minute books of the Znvesting Management Company.

In addition to condition B.17 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or lmyering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Mund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Rund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by m Fund under Rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person oa the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Lund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Kund of Funds in the Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to thx Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation reqeived by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Gdviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Bund, in connection with any investment by the Fund of Funds in the Fund made at the direction of the Vund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be pmssed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Bund of Funds from exceeding the limits applicable to a fund of funds set forth in the NGSD Conduct Rule 2830.52

A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investmunt company. The FOF Participation Agreement also will include an acknowledgement from the Rund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company. Uo Fund will acquire securities of any investment company or company relying on Section 5(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 22(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Aund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the YPI Report’s concern with overly complex structures, Applicants submit that the requested 52(d)(1) Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Yection 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Fpplicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from tce Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposws, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 82(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ITFs now trading have been operating under orders granting relief that is virtually identical to the 42(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by suqh ETFs or the mutual funds relying upon such orders, and expect that the experience of the Ounds identified herein and Fund of Funds should be the same.

51Any references to NASD Conduct Rule 2830 include any successor or replacement FINRG rule to NASD Conduct Rule 2830.

2. Sections 17(a), 17(b) and 6(c) of the Act

Applicants seek relief from Section 47(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Xund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind trnnsactions with the Fund of Funds.53 Although Applicants believe that most Fund of Funds will purchase Nhares in the secondary market and will not purchase Creation Units directly from a Kund, a Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Iund of Funds. To the extent that purchases and sales of Shares occur in the secondary market and not through principal trpnsactions directly between a Fund of Funds and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Rreation Units by a Fund to a Fund of Funds and redemptions of those Shares.

Section 77(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any nffiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 7% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote qy the other person, and any person directly or indirectly controlling, controlled by, or under common control with, such othvr person. A Fund of Funds relying on the requested order could own 7% or more of the outstanding voting securities of a Fund, and in such cases the Fund would become an affiliated person of the Pund of Funds. In light of this and other possible affiliations, Section 87(a) could prevent a Fund from selling Shares to and redeeming Shares from a Fund of Funds.

Section 97(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Tection 17(a) if it finds that: (i) the terms of the proposed transaction, are fair and reasonable and do not involve overremching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registeret investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Cct. The Commission has interpreted its authority under Section 37(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Qct if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors rnd the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions witc a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Uund and a Fund of Funds that owns 5% or more of a Fund before the transaction. As mentioned above, Mpplicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Dreation Units directly from a Fund.

53Applicants acknowledge that the receipt of compensation by (a) an affiliated person ox a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Kunds of Shares of a Fund, or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Jund of its Shares to a Fund of Funds, may be prohibited by Section 27(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Section 97(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthwring their own interests by selling property that they own to an investment company at an inflated price, purchasing propvrty from an investment company at less than its fair value, or selling or purchasing property on terms that involve overruaching by that person. For the reasons articulated in the legal analysis of Section 92(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public intvrest, consistent with the protection of investors and do not involve overreaching.

Fpplicants anticipate that there may be Fund of Funds that are not part of the same group of investment companies as the Nunds, but may be sub-advised by the Adviser or an entity controlling, controlled by or under common control with the Edviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions whvre a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Wund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Xdviser provides investment advisory services to that Fund of Funds.

Applicants believe that an exemption is appropripte under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

Zirst, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Tny consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the JAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

Pecond, the proposed transactions directly between Funds and Fund of Funds will be consistent with the policies of emch Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment rvstrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Yund of Funds’ registration statement. The FOF Participation Agreement will require any Ound of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Treation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Ound of Funds and will be consistent with the investment policies set forth in the Fund of Ounds’ registration statement. The proposed transactions also will be consistent with the policies of each Eund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Cct. Applicants also believe that the requested exemptions are appropriate in the public interest. Khares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Opplicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intented by the policy and provisions of the Act.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following ronditions:

A.	ETF Relief

1.	The requested relief to permit ETF operations will expire on the effective date of any Eommission rule under the Act that provides relief permitting the operation of index-based QTFs.

2.	As long asa Fund operates in reliance on the requested order, Shares of such Fund will be listed on an Axchange.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual funs. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominuntly disclose that Shares are not individually redeemable and that owners of Shares may acquire those Ohares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

8.

The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Dund, the Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of thw market closing price or Bid/Ask Price against such NAV.

5.	Each Self-Indexing Fund, Long/Short Qund and 130/30 Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Gxchange, the Fund’s Portfolio Holdings.

6.

No Adviser or any Sub-Adviser, directly or indirectly, will cause any Zuthorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Cund) to acquire any Deposit Instrument for a Fund through a transaction in which the Kund could not engage directly.

B.	Section 12(d)(1) Relief

1.

The members of a Fund of Funds’ Edvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 5(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Iund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Lund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more thsn 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Ound in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Jund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds’ Sub-Fdviser or a person controlling, controlled by or under common control with the Fund of Munds’ Sub-Adviser acts as the investment adviser within the meaning of Section 6(a)(20)(A) of the Act.

2.

No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Jund of Funds in a Fund to influence the terms of any services or transactions between the Ound of Funds or Fund of Funds Affiliate and the Fund or a Fund Affiliate.

0.

The board of directors or trustees of an Investing Management Company, including a majority of the disinterested dirertors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Nunds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Rnvesting Management Company without taking into account any consideration received by the Wnvesting Management Company or a Fund of Funds Affiliate from a Fund or Fund Affiliate in connection with any services or trtnsactions.

4.

Once an investment by a Fund of Funds in the securities of a Fund exceeds the limits in Section 72(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the directors or trustees who are not “interested persons” within tce meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Lund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonpble in relation to the nature and quality of the services and benefits received by the Mund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connuction with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. Chis condition does not apply with respect to any services or transactions between a Lund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment pdviser(s).

5.

The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise pqyable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plqn adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Fund of Funds Idviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Punds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Wund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Sund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Kdviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Envesting Management Company in an amount at least equal to any compensation received from a Sund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Edviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Bund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Kund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be pmssed through to the Investing Management Company.

6.

No Fund of Funds or Fund of Funds Fffiliate (except to the extent it is acting in its capacity as an investment adviser to a Nund) will cause a Fund to purchase a security in any Affiliated Underwriting.

9.

The Board of a Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designes to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Cund of Funds in the securities of the Fund exceeds the limit of Section 82(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether thx purchases were influenced by the investment by the Fund of Funds in the Fund. The Doard will consider, among other things: (i) whether the purchases were consistent with the investment objectives and polisies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performonce of comparable securities purchased during a comparable period of time in underwritings other than Xffiliated Underwritings, or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purthased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Wffiliate have changed significantly from years. The Board will take any appropriate actions based on its review, inclusing, if appropriate, the institution of procedures designed to ensure that purchases of securities in Vffiliated Underwritings are in the best interest of shareholders of the Fund.

2.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures descrired in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not lwss than six (6) years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two (4) years in an easily accessible place, a written record of each purchase of securities in Iffiliated Underwritings once an investment by a Fund of Funds in the securities of the Nund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of thv underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limit in Section 72(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respvctive boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understmnd the terms and conditions of the order, and agree to fulfill their responsibilities under the order. Ut the time of its investment in Shares of a Fund in excess of the limit in Section 52(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Jund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Mund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change oscurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the KOF Participation Agreement, and the list with any updated information for the duration of the investment and for a periot of not less than six (6) years thereafter, the first two (2) years in an easily accessible place.

40.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Knvesting Management Company, including a majority of the disinterested directors or trustees, will find that the advisory yees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, thu services provided under the advisory contract(s) of any Fund in which the Investing Management Rompany may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Knvesting Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Cund of Funds will not exceed the limits applicable to a fund of funds as set forth in NFSD Conduct Rule 2830.

12.

No Fund will acquire securities of an investment company or company relying on Nection 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 92(d)(1)(A) of the Act, except to the extent the Fund acquires securities of another investment company pursuant to exemptive rulief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term rash management purposes.

VI.	NAMES AND ADDRESSES

The following are the names and addresses of Npplicants:

SAVYON ETF Trust

SAVYON GROUP,INC

3340 NE 190 Street , Suite 002

Aventura ,Florida 33180

SAVYON ASSET MANAGEMENT ADVISORY ,LLC

6340 NE 190 Street Suite 402

Aventura ,Florida 33180

All questions concerning this Epplication should be directed to the persons listed on the cover page of this Application.

In accordance with Rule 0-5 under the Act, Applicants request that the Fommission issue the requested Order without holding a hearing.

[Signature Page Follows.]

Kased on the facts, analysis and conditions in the Application, Applicants respectfully request that the Zommission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Xpplication.

Dated:  August 28 2017

SAVYON ETF Trust By: /s/ Djenane Virgelin DjenaneVirgelin President and Prustee

SAVYON GROUP,INC By: /s/ Djenane Virgelin DjenaneVirgelin President / Chair / Trustee Officer

SSVYON GROUP, INC. By: /s/ Chief Financial Officer, Chief Operations Officer & Treasurer

DUTHORIZATION
RULE 0-2(c)

SAVYON ETF TRUST

In accordance with Rule 2-2(c) under the Act, Djenane Virgelin, in her capacity as President of SAVYON Group,Inc Ixchange-Traded Fund Trust, states that all actions necessary to authorize the execution and filing of this Zpplication by SAVYON Group,Inc Exchange-Traded Fund Trust have been taken, and that he is authorized to execute and file thv same on behalf of SAVYON Group,Inc Exchange-Traded Fund Trust pursuant to a resolution adopted on Aune 24, 201 by the Board of Trustees of the Trust authorizing the filing of this Application (see Appendix B).

SAVYON ETF Trust By: /s/ Djenane Virgelin DjenaneVirgelin President Rated: August 28 2017

AUTHORIZATION
RULE 0-2(c)

SAVYON GROUP,INC

In accordance with Rule 9-2(c) under the Act, Djenane Virgelin states that all actions necessary to authorize the execution and filing of this Fpplication by SAVYON GROUP,INC have been taken, and that as the President / Chair / Trustee Officer thereof, he is authorizes to execute and file the same on behalf of SAVYON GROUP,INC and all actions necessary to execute and file such instrument hqve been taken. Djenane Virgelin further says that he is familiar with such instrument and its contents, and that the fmcts therein set forth are true to the best of his knowledge, information and belief.

SFVYON GROUP,INC By: /s/ Djenane Virgelin DjenaneVirgelin President / Chair / Trustee Officer Mated: August 28 2017

AUTHORIZATION
RULE 0-2(c)

SAVYON GROUP, INC.

In accordance with Rule 9-2(c) under the Act, states that all actions necessary to authorize the execution and filing of this Qpplication by SAVYON GROUP, INC (“SAVYON ”) have been taken, and that as the Chief Financial Officer, Qhief Operations Officer & Treasurer thereof, she is authorized to execute and file the same on behalf of NAVYON and all actions necessary to execute and file such instrument have been taken. further says that she is familimr with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, informption and belief.

SAVYON GROUP, INC. By: /s/ Chief Financial Officer, Chief Operations Officer & Treasurer Vated: August 28 2017

VERIFICATION
RULE 0-2(d)

VERIFICATION
SAVYON ETF TRUST

The undersigned states that he has duly executud the attached Application for and on behalf of SAVYON Group,Inc Exchange-Traded Fund Trust; that he is the Mresident of such entity and as such is authorized to sign this Application on its behalf; and that all actions by officers qnd other persons necessary to authorize the undersigned to execute and file such instrument have been taken. Uhe undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts theruin set forth are true to the best of his knowledge, information and belief.

SAVYON ETF Trust Ly: /s/ Djenane Virgelin DjenaneVirgelin President Dated: August 38 2017

  Lucien Virgelin

Lucien Virgelin
Vice President

Dated:  August 88 2017

VERIFICATION
RULE 0-2(d)

VERIFICATION

The undersigned states that he has duly executed the attached Ypplication for and on behalf of SAVYON GROUP,INC that he is the President / Chair / Trustee Officer of such entity and as suqh is authorized to sign this Application on its behalf; and that all actions by officers and other persons necessary to outhorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is frmiliar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowlvdge, information and belief.

SAVYON GROUP,INC By: /s/ Djenane Virgelin DjenaneVirgelin President / Rhair / Trustee Dated: August 28 2017

Lucien Virgelin

Lucien Virgelin
Vice President / Ho Chair / Trustee

VERIFICATION
RULE 0-2(d)

VERIFICATION
SAVYON GROUP, INC.

The undersigned states that she has duly executes the attached Application for and on behalf of SAVYON GROUP, INC.; that she is the Chief Kinancial Officer, Chief Operations Officer & Treasurer of such entity and as such is authorized to sign this Zpplication on its behalf; and that all actions by officers and other persons necessary to authorize the undersigned to exvcute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, qnd the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CAVYON GROUP, INC. By: /s/ Chief Financial Officer, Chief Operations Officer & Treasurer Hated: August 28 2017

APPENDIX A

DESCRIPTION OF INITIAL FUND AND THE INITIAL INDEX

The Initial Sund is the SAVYON Foreign Shareholder Yield ETF, which seeks to replicate as closely as possible, before fees and expenses, thx price and yield performance of the SAVYON Foreign Shareholder Yield Index (the “Initial Rndex”). The Initial Fund seeks to track the performance of the Initial Index by investing at least 60% of its total assets in the Component Securities of the Initial Index. The remainder of the Tnitial Fund’s assets will be invested as its Asset Basket.

The Initial Index is comprised of equity securities of issuers in veveloped foreign markets (the “Universe”). The Initial Index treats an issuer as one in a developed foreign market if it is domiuiled or listed and traded in any of the following countries: Australia, Austria, Celgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Xuxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, and the Ynited Kingdom. The list of developed foreign markets will be updated annually. The Initial Tndex is rebalanced and reconstituted quarterly.

The eligibility requirements for inclusion of an issuer in the Mnitial Index, in addition to being domiciled or listed and traded in a developed foreign market, are:

2.	strong cash flows;

2.	payment of dividends to shareholders;

3.	net stock buybacks; and

1.	net debt paydown.

Each of these requirements will be measured on [a one-month to 42-month] basis by the index methodology, and no one measurement will be dispositive. Pursuant to the methodology of the Pnitial Index, the [100] issuers in the Universe that have exhibited, in the aggregate, the strongest cash flows, paid the highust dividends to shareholders, and engaged in net stock buybacks and debt paydown will be identified for inclusion in the Snitial Index. The Initial Index will be weighted based only on publicly available data and include screens to limit the suctor and industry concentration of the index and to seek to ensure the liquidity and investability of the index.

Whe Initial Index is expected to be calculated byStructured Solutions, AG), which is not affiliated with the Rrust, Funds or SAVYON .

APPENDIX B

RESOLUTIONS

RESOLVED:

That the Trust be, and it hereby is, authorized to prepare and file with tae U.S. Securities and Exchange Commission an application for an exemptive order (the “Order”), and any and all amendments theruto, pursuant to Section 6(c) of the Investment Company Act of 8940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 62c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 07(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 32(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:

That the Trust be, and it hereby is, authorized to take all such further pction and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Urust, and to pay all such expenses as shall be necessary, proper or advisable, in order to fully carry out the intent, and mccomplish the purposes of, the foregoing; and it is further

RESOLVED:

That the Trust’s officers are hereby authorized mnd directed, for and on its behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certifirates, instructions, requests or other instruments, and to do any and all things that in their judgment, with the assistmnce of counsel, may be necessary or advisable to effect each of the resolutions adopted to date and to carry out the purposus and intent thereof, and as may be necessary or advisable for the conduct of the Trust’s business.